UNITED STATES
SECURITIES AND EXCHANGE COMMISSION
Washington, D.C.  20549
____________________________

FORM 6-K
____________________________

REPORT OF FOREIGN PRIVATE ISSUER
PURSUANT TO RULE 13a-16 OR 15d-16 OF
THE SECURITIES EXCHANGE ACT OF 1934

For the month of November, 2022

Commission File Number: 001-39327
____________________________

SEADRILL LIMITED
(Exact name of Registrant as specified in its Charter)
____________________________

Park Place,
55 Par-la-Ville Road,
Hamilton HM 11, Bermuda
+ 1 (441) 242-1500
(Address of principal executive office)
____________________________

Indicate by check mark whether the registrant files or will file annual reports under cover of Form 20-F or Form 40-F
Form 20-F [X]        Form 40-F [  ]

Indicate by check mark if the registrant is submitting the Form 6-K in paper as permitted by Regulation S-T Rule 101(b)(1):
Yes [ ]         No [X]

Indicate by check mark if the registrant is submitting the Form 6-K in paper as permitted by Regulation S-T Rule 101(b)(7):
Yes [ ]         No [X]

Seadrill Limited

Report on Form 6-K for the nine months ended September 30, 2022

EXPLANATORY NOTE

This Form 6-K contains the Management’s Discussion and Analysis of Financial Condition and Results of Operations and the unaudited interim condensed Consolidated Financial Statements and related information and data of the Company as of and for the nine month period ended September 30, 2022.

INDEX

Cautionary Statement Regarding Forward-Looking Statements	3
Management's Discussion and Analysis of Financial Condition and Results of Operations	4
Interim Financial Statements (unaudited)
Unaudited Consolidated Statements of Operations for the three months ended September 30, 2022 (Successor), period from February 23, 2022 through September 30, 2022 (Successor), period from January 1, 2022 through February 22, 2022 (Predecessor), and three and nine months ended September 30, 2021 (Predecessor)	F-2
Unaudited Consolidated Statements of Comprehensive Income for the three months ended September 30, 2022 (Successor), period from February 23, 2022 through September 30, 2022 (Successor), period from January 1, 2022 through February 22, 2022 (Predecessor), and three and nine months ended September 30, 2021 (Predecessor)	F-3
Unaudited Consolidated Balance Sheets as at September 30, 2022 (Successor) and December 31, 2021 (Predecessor)	F-4
Unaudited Consolidated Statements of Cash Flows for the period from February 23, 2022 through September 30, 2022 (Successor), period from January 1, 2022 through February 22, 2022 (Predecessor) and nine months ended September 30, 2021 (Predecessor)	F-5
Unaudited Consolidated Statements of Changes in Equity for the period from February 23, 2022 through September 30, 2022 (Successor), period from January 1, 2022 through February 22, 2022 (Predecessor) and nine months ended September 30, 2021 (Predecessor)	F-7
Notes to the Unaudited Consolidated Financial Statements	F-9

CAUTIONARY STATEMENT REGARDING FORWARD-LOOKING STATEMENTS

We desire to take advantage of the safe harbor provisions of the Private Securities Litigation Reform Act of 1995, or the PSLRA, and are including this cautionary statement in connection therewith. The PSLRA provides safe harbor protections for forward-looking statements to encourage companies to provide prospective information about their business.

Forward-looking statements include statements concerning plans, objectives, goals, strategies, future events or performance, and underlying assumptions and other statements, which are other than statements of historical or present facts or conditions.

These forward-looking statements can often, but not necessarily, be identified by the use of forward-looking terminology, including the terms "assumes", "projects", "forecasts", "estimates", "expects", "anticipates", "believes", "plans", "intends", "may", "might", "will", "would", "can", "could", "should" or, in each case, their negative, or other variations or comparable terminology.

The forward-looking statements in this document are based upon various assumptions, many of which are based, in turn, upon further assumptions, including, without limitation, management’s examination of historical operating trends, data contained in our records and other data available from third parties. Although we believe that these assumptions were reasonable when made, because these assumptions are inherently subject to significant uncertainties and contingencies that are difficult or impossible to predict and are beyond our control, we cannot assure you that we will achieve or accomplish these expectations, beliefs or projections.

In addition to these important factors and matters discussed elsewhere in this report on Form 6-K, and in the documents incorporated by reference to this report, important factors that, in our view, could cause actual results to differ materially from those discussed in the forward-looking statements include:

•our ability to maintain relationships with suppliers, customers, employees and other third parties following emergence from the Chapter 11 proceedings;
•our ability to maintain and obtain adequate financing to support our business plans following emergence from the Chapter 11 proceedings;
•factors related to the offshore drilling market, including volatility and changes in oil and gas prices and the state of the global economy on market outlook for our various geographical operating sectors and classes of rigs;
•the impact of global economic conditions, including potential trade wars;
•the impact of inflation on our results of operations and financial condition;
•supply and demand for drilling units, changes in new technology and competitive pressure on utilization rates and dayrates;
•customer contracts, including contract backlog, contract commencements, contract terminations, contract option exercises, contract revenues, contract awards and rig mobilizations;
•the repudiation, nullification, modification or renegotiation of drilling contracts;
•delays in payments by, or disputes with, our customers under our drilling contracts or the outcome of litigation, legal proceedings, investigations or other claims or contract disputes;
•fluctuations in the market value of our drilling units and the amount of debt we can incur under certain covenants in our debt financing agreements;
•potential additional asset impairments;
•our liquidity and the adequacy of cash flows for our obligations;
•downtime and other risks associated with offshore rig operations and ability to successfully employ our drilling units;
•our expected debt levels;
•the impact of the operating and financial restrictions imposed by covenants in our debt agreements;
•the ability of our affiliated or related companies to service their debt requirements and comply with the provisions contained in their loan agreements;
•our ability to satisfy the continued listing requirements of the NYSE and the OSE, or other exchange where our common shares may be listed, or to cure any continued listing standard deficiency with respect thereto;
•credit risks of our key customers;
•political and other uncertainties, including political unrest, risks of terrorist acts, war and civil disturbances, public health threats, piracy, corruption, significant governmental influence over many aspects of local economies, or the seizure, nationalization or expropriation of property or equipment;
•risks related to the ongoing geopolitical situation and sanctions imposed relating to the conflict in Ukraine;
•the concentration of our revenues in certain geographical jurisdictions;
•limitations on insurance coverage, such as war risk coverage, in certain regions;
•any inability to repatriate income or capital;
•the operation and maintenance of our drilling units, including complications associated with repairing and replacing equipment in remote locations and maintenance costs incurred while idle;
•newbuildings, upgrades, shipyard and other capital projects, including the completion, delivery and commencement of operation dates;
•our ability to successfully complete mergers, acquisitions and divestitures (including the sale of our interest in Paratus Energy Services Limited);
•import-export quotas;
•wage and price controls and the imposition of trade barriers;
•our ability to attract and retain skilled personnel on commercially reasonable terms, whether due to labor regulations, unionization, or otherwise;
•internal control risk due to significant employee reductions;
•regulatory or financial requirements to comply with foreign bureaucratic actions, including potential limitations on drilling activity, changing taxation policies, the impact of global climate change or air emissions and other forms of government regulation and economic conditions that are beyond our control;
•the level of expected capital expenditures, our expected financing of such capital expenditures, and the timing and cost of completion of capital projects;
•fluctuations in interest rates or exchange rates and relative currency valuations relating to foreign or U.S. monetary policy;
•future losses generated from investments in associated companies or receivable balances held with associated companies;
•tax matters, changes in tax laws, treaties and regulations, tax assessments and liabilities for tax issues, including, but not limited to, those associated with our activities in Bermuda, Brazil, Norway, the United Kingdom, the United Arab Emirates, Nigeria, Mexico, and the United States;

•legal and regulatory matters, including the results and effects of legal proceedings, and the outcome and effects of internal and governmental investigations;
•hazards inherent in the drilling industry and marine operations causing personal injury or loss of life, severe damage to or destruction of property and equipment, pollution or environmental damage, claims by governmental authorities, third parties or customers and the suspension of operations;
•customs and environmental matters and potential impacts on our business resulting from decarbonization and emissions legislation and regulations, and the impact on our business from climate-change generally;
•the occurrence of cybersecurity incidents, attacks or other breaches to our information technology systems, including our rig operating systems;
•other important factors described from time to time in the reports filed or furnished by us with the SEC.

We caution readers of this report on Form 6-K not to place undue reliance on these forward-looking statements, which speak to circumstances only as at their dates. We undertake no obligation to update any forward-looking statement or statements to reflect events or circumstances after the date on which such statement is made or to reflect the occurrence of unanticipated events. New factors emerge from time to time, and it is not possible for us to predict all of these factors. Further, we cannot assess the impact of each such factor on our business or the extent to which any factor, or combination of factors, may cause actual results to be materially different from those contained in any forward-looking statement.

We qualify all of our forward-looking statements by these cautionary statements. You should read this report and the documents that we have filed as exhibits to this report completely and with the understanding that our actual future results may be materially different from our expectations.
Management’s Discussion and Analysis of Financial Condition and Results of Operations
You should read the following discussion of our financial condition and results of operations in conjunction with the interim Financial Statements presented in this report, as well as the historical Consolidated Financial Statements and related notes of Seadrill Limited included in our annual report on Form 20-F for the year ended December 31, 2021, filed with the SEC on April 29, 2022 (SEC File No. 001-39327) (the “2021 20-F”). Among other things, those financial statements include more detailed information regarding the basis of presentation for the following information. The unaudited Consolidated Financial Statements of Seadrill Limited included in this report have been prepared in accordance with United States Generally Accepted Accounting Principles (“US GAAP”) and are presented in US Dollars.
As used herein, the term "Predecessor" refers to the financial position and results of operations of Seadrill Limited prior to, and including, February 22, 2022. This is also applicable to terms "we", "our", "Group" or "Company" in context of events prior to, and including, February 22, 2022. As used herein, the term "Successor" refers to the financial position and results of operations of Seadrill Limited (previously "Seadrill 2021 Limited") after February 22, 2022 ("the Effective Date"). This is also applicable to terms "new successor", "we", "our", "Group" or "Company" in context of events after February 22, 2022.
Management’s Discussion and Analysis of Financial Condition and Results of Operations ("MD&A") is designed to provide a reader of our financial statements with a narrative from the perspective of management. Our MD&A is presented in the following sections:
•Overview
•Significant developments
•Contract backlog
•Market overview and trends
•Results of operations
•Liquidity and capital resources
•Quantitative and qualitative disclosures about market risk
•Critical accounting estimates
Overview
We are an offshore drilling contractor providing worldwide offshore drilling services to the oil and gas industry. Our primary business is the ownership and operation of drillships, semi-submersible rigs and jackup rigs for operations in shallow to ultra-deepwater areas in both benign and harsh environments. We contract our drilling units to drill wells for our customers on a dayrate basis. Our customers include oil super-majors, state-owned national oil companies and independent oil and gas companies. In addition, we provide management services to certain affiliated entities.
Through a number of acquisitions of companies, second-hand units and newbuildings, we have developed into a major international offshore drilling contractor. As of September 30, 2022, we owned 21 drilling rigs, leased one rig from SFL Corporation ("SFL"), and managed a further seven rigs that are owned by third parties; five rigs owned by SeaMex and two rigs owned by Sonangol.
As described below, we sold seven rigs in October 2022, reducing the number of owned rigs to 14.
Significant Developments since January 1, 2022
In this section we have set out important events in the development of our business. This includes information concerning the nature and results of any material reclassification, merger or consolidation of the company or any of its significant subsidiaries; acquisitions or dispositions of material assets other than in the ordinary course of business; any material changes in the mode of conducting the business; material changes in the types of products produced or services rendered; name changes; or the nature and results of any bankruptcy, receivership or similar proceedings with respect to the company or significant subsidiaries. This section covers the period from the beginning of the financial year.

i. Chapter 11 reorganization
On February 22, 2022, Seadrill concluded its comprehensive restructuring process and emerged from Chapter 11 proceedings. The following major changes to Seadrill’s capital structure were achieved through the restructuring:
1.Additional $350 million of liquidity raised;
2.Obligations under external credit facilities decreased from $5,662 million to $683 million of reinstated debt with maturity in 2027;
3.Future obligations under capital lease arrangements in respect of the West Taurus, West Hercules and West Linus substantially eliminated; and
4.Elimination of guarantees previously provided to holders of the senior notes issued by the Seadrill New Finance Limited group ("NSNCo").
Seadrill emerged from bankruptcy with cash of $509 million, of which $355 million was unrestricted and $154 million was restricted. Seadrill also had $125 million undrawn on its new revolving credit facility which together with the unrestricted cash provided $480 million of liquidity to the Successor company. Following emergence, Seadrill had total debt obligations of $908 million at par value. This comprised $683 million outstanding on reinstated credit facilities; $175 million drawn on its new term loan; and a $50 million convertible bond.
In order to substantially eliminate future commitments under capital lease arrangements with SFL, Seadrill rejected the West Taurus lease through the bankruptcy court in early 2021 and negotiated amendments to the leases of West Hercules and West Linus in August 2021 and February 2022, respectively. The amended leases for West Hercules and West Linus are short term; the West Linus was returned to SFL on September 30, 2022, and we expect to deliver the West Hercules back to SFL in December 2022 or early 2023. In addition to reducing the lease terms, the lease amendments extinguished Seadrill’s obligations to purchase the units at the end of the leases (amongst other changes).
As part of Seadrill’s wider process, NSNCo, now Paratus Energy Sevices Limited ("PES"), the holding company for investments in SeaMex, Seabras Sapura, and Archer, concluded a separate restructuring process on January 20, 2022. The restructuring was achieved using a pre-packaged Chapter 11 process and had the following major impacts:
1.Holders of the senior secured notes issued by NSNCo (“notes”, “noteholders”) released Seadrill from all guarantees and securities previously provided by Seadrill in respect of the notes;
2.Noteholders received a 65% equity interest in NSNCo with Seadrill’s equity interest thereby decreasing to 35%; and
3.Reinstatement in full of the notes on amended terms.
Related to the NSNCo restructuring, the noteholders also financed a restructuring of the bank debt of the SeaMex joint venture. This enabled NSNCo to subsequently acquire a 100% equity interest in the SeaMex joint venture by way of a credit bid, which was executed on November 2, 2021.
For a detailed description of Seadrill's comprehensive restructuring, please refer to Note 3 - "Chapter 11" of the accompanying financial statements or Note 4 of the financial statements included in Seadrill's annual report for the period ended December 31, 2021, which was filed with the SEC on April 29, 2022.
ii. Listing on Oslo Stock Exchange and New York Stock Exchange
Seadrill's common shares commenced trading on the Euronext Expand market of the Oslo Stock Exchange ("OSE") on April 28, 2022, under the ticker "SDRL".
On October 11, 2022, Seadrill received approval to relist its common shares on the New York Stock Exchange (“NYSE”) under the ticker symbol “SDRL”. The shares commenced trading on October 14, 2022. Following the listing on NYSE, the status of Seadrill’s listing on the Euronext Expand market of the OSE was changed from a primary to secondary listing.
On November 17, 2022, Seadrill’s shares were moved from the Euronext Expand market to the main list of the OSE.
iii. Rig disposal program
Seadrill previously initiated a program to dispose of long-term cold stacked units. Under this program, all cold stacked units were reviewed to identify units that were unlikely to secure work that offered a satisfactory return on the cost of the reactivation. In total ten units were identified for disposal with seven units being sold in 2021 and the remaining three units being sold in 2022. The units sold in 2022 include the West Venture, Sevan Driller and Sevan Brasil. The West Venture was sold to Rota Shipping for recycling on January 19, 2022 for $7 million. The Sevan Driller and Sevan Brasil were sold to New Fortress Energy on April 7, 2022 for $18 million and $6 million respectively. Proceeds from the disposals, less any sales costs, were repaid to the lenders holding the relevant security following Seadrill's emergence from Chapter 11.
iv. Rig reactivations
Seadrill has commenced reactivation of five previously cold-stacked drilling units. Reactivation of the drillships West Carina and West Jupiter commenced in December 2021 and February 2022 respectively, with reactivation of the jackup rigs West Ariel, West Leda, and West Cressida commencing in April 2022.
Reactivation projects for the West Carina and West Jupiter are complete, with both rigs mobilizing for operations in Brazil. The West Carina commenced operations in November 2022 and the West Jupiter is expected to commence operations in December 2022. Reactivation projects for the West Ariel, West Leda, and West Cressida were handed over to ADES following the sale of jackup units described below.

v. Lease of West Gemini to Sonadrill joint venture
On July 1, 2022, Seadrill novated two drilling contracts for the West Gemini in Angola to the Sonadrill joint venture and leased the West Gemini to Sonadrill for the duration of the contracts. Seadrill will continue to manage the rig on behalf of Sonadrill.
vi. Sale of jackup units in the Kingdom of Saudi Arabia
On September 1, 2022, Seadrill entered into a share purchase agreement (the “Jackup SPA”) with subsidiaries of ADES Arabia Holding Ltd. (together, “ADES”) for the sale of entities that own and operate seven jackup units (the “Jackup Sale”) in the Kingdom of Saudi Arabia (the “KSA Business”). Following entry into the Jackup SPA, we have reclassified the KSA Business as a discontinued operation and its results have been reported separately from Seadrill’s continuing operations for both the current and comparative periods. The assets and liabilities of the KSA Business were reclassified as held for sale.
On October 18, 2022, the Jackup Sale closed and the rigs AOD I, AOD II, AOD III, West Callisto, West Ariel, West Cressida, and West Leda are now owned by ADES. ADES employs the crews operating the rigs and holds the drilling contracts related to the rigs. The consideration for the Jackup Sale was $670 million, comprising initial consideration of $628 million and reimbursements to Seadrill of $50 million for estimated working capital and project costs spent, at the time of closing, in relation to the reactivation of the three stacked jackups: the West Ariel, West Cressida and West Leda, less $8 million held in escrow until completion of these rig reactivation projects. The consideration is subject to any further adjustment for working capital, project costs, and other items.
As the Jackup Sale had not closed as of September 30, 2022, we will report the sale in our fourth quarter operating results as of the closing date. We have not yet determined the accounting gain that will be recognized with respect to the sale.
vii. Redelivery of leased units to SFL Corporation
On September 30, 2022, the harsh environment jackup unit, West Linus, was redelivered to SFL Corporation.
Following the redelivery, Seadrill has one remaining rig leased from SFL Corporation, West Hercules, which will be redelivered either in December 2022 or early 2023.
viii. Paratus Energy Services Limited disposal
On September 30, 2022, Seadrill entered into share purchase agreements under which it will sell its entire 35% shareholding in Paratus Energy Services Limited (formerly Seadrill New Finance Limited) (“PES”) and certain other interests (the “PES Sale”). PES is the entity through which investments in the SeaMex Group, Seabras Sapura, and Archer Ltd are held. Completion of the PES Sale is subject to customary closing conditions, including approval of competition authorities in relevant jurisdictions, and is anticipated in December 2022 or early 2023.
As the PES Sale had not closed as of September 30, 2022, we have not reflected the sale in our third quarter financial statements. We do not expect the sale to result in a material accounting gain or loss on closing.
ix. Payments under second lien facility
On October 18, 2022, in connection with the Jackup Sale, Seadrill made a mandatory payment of $204 million under its secured second lien debt facility. The payment was comprised of $192 million in debt principal, $10 million in exit fee, and $2 million in accrued interest. Furthermore, on November 14, 2022, Seadrill made a voluntary payment of $269 million under its second lien debt facility. This payment was comprised of $250 million in debt principal, $13 million in exit fee, and $6 million in accrued interest. As such, in total, post period Seadrill made payments under its second lien debt facility of $473 million, including $442 million in debt principal.

Contract Backlog
Contract backlog includes all firm contracts at the contractual operating dayrate multiplied by the number of days remaining in the firm contract period. For contracts which include a market indexed rate mechanism we utilize the current applicable dayrate multiplied by the number of days remaining in the firm contract period. Contract backlog includes management contract revenues and lease revenues from bareboat charter arrangements, denoted as "other" in the tables below. Contract backlog excludes revenues for mobilization, demobilization and contract preparation or other incentive provisions and excludes backlog relating to non-consolidated entities.
The contract backlog for our fleet was as follows as at the dates specified:

(In $ millions)	Successor	Predecessor
Contract backlog (1)	September 30, 2022	December 31, 2021
Harsh environment	602	810
Floaters	1,377	1,309
Jackups (2)	718	149
Other	318	299
Total	3,015	2,567
Attributable to:
Continuing operations	2,297	2,418
Discontinued operations (2)	718	149
(1) We have amended our definition of contract backlog from that disclosed in our 2021 20-F to now include the previously excluded management contract revenues and lease revenues from bareboat charter arrangements.
(2) The Jackups backlog of $718 million (December 31, 2021 (Predecessor): $149 million) relates to the seven jackup units in the Kingdom of Saudi Arabia that were sold to ADES on October 18, 2022 and, as such, the associated revenue will not be recognized by Seadrill.
Our contract backlog includes only firm commitments represented by signed drilling contracts. The full contractual operating dayrate may differ to the actual dayrate we ultimately receive. For example, an alternative contractual dayrate, such as a waiting‑on‑weather rate, repair rate, standby rate or force majeure rate, may apply under certain circumstances. The contractual operating dayrate may also differ to the actual dayrate we ultimately receive because of several other factors, including rig downtime or suspension of operations. In certain contracts, the dayrate may be reduced to zero if, for example, repairs extend beyond a stated period.
We project the September 30, 2022 remaining contract backlog to be realized over the following periods:

(In $ millions)		Year ended December 31
Contract backlog	Total	2022(1)	2023	2024	2025	Thereafter
Harsh environment	602	75	179	120	71	157
Floaters	1,377	101	550	352	303	71
Jackups	718	35	233	230	198	22
Other	318	57	158	85	14	4
Total	3,015	268	1,120	787	586	254
Attributable to:
Continuing operations	2,297	233	887	557	388	232
Discontinued operations	718	35	233	230	198	22

(1) Remainder of 2022
The actual amounts of revenues earned and the actual periods during which revenues are earned will differ from the amounts and periods shown in the tables above due to various factors, including shipyard and maintenance projects, unplanned downtime and other factors that result in lower applicable dayrates than the full contractual operating dayrate. Additional factors that could affect the amount and timing of actual revenue to be recognized include customer liquidity issues and contract terminations, which are available to our customers under certain circumstances.
Market Overview and Trends
The below table shows the average oil price for the nine months ended September 30, 2022 and for each year ended December 31 over the period 2019 to 2021. The Brent oil price at September 30, 2022 was $88.

	Dec-2019	Dec-2020	Dec-2021	Sep-2022
Average Brent oil price ($/bbl)	64	42	71	102
Source: ICE Brent Crude Futures

The oil price, one of the key oil & gas industry metrics, has demonstrated strong recovery since early 2020. In April 2020, the average Brent oil price was $20/barrel – the decrease in which was largely driven by the COVID-19 pandemic. As of November 28, 2022, Brent was trading at $83 per barrel, driven by the recovery in demand and recent supply side-related geopolitical events. However, global inflation has led to increasing concerns over a global economic recession that may have a negative impact on future demand for offshore drilling services. As a result, there is still uncertainty around the sustainability of the improvement in oil prices and the recovery in demand currently observed, as well as an expected increase to our cost base, both in increased personnel costs as well as in the prices of goods and services required to reactivate or operate our rigs.

The below table shows the global number of rigs on contract and marketed utilization at September 30, 2022 and at December 31 for each of the three preceding years:

	Dec-2019	Dec-2020	Dec-2021	Sep-2022
Contracted rigs
Harsh environment jackup	32	26	28	32
Harsh environment floater	35	25	25	26
Benign environment floater	119	107	106	115
Benign environment jackup	171	175	174	211
Marketed utilization
Harsh environment jackup	94%	75%	80%	98%
Harsh environment floater	87%	77%	77%	83%
Benign environment floater	77%	77%	80%	83%
Benign environment jackup	85%	82%	81%	91%
The jackup metrics above only include rigs with water depth greater than 350 feet, Source: IHS Rigpoint Petrodata
Global benign-environment floaters
Marketed utilization in the third quarter of 2022 continued to trend upwards driven by improved demand and fixture activity following low levels in 2020. The improved utilization levels are mainly driven by improved demand, specifically, in the drillship segment. The utilization level in the drillship segment is trending above 95% with regions like US GoM and Brazil reaching close to 100% utilization. (Note that the benign-environment floater figures in the table above include both drillship and semi-submersible rigs).
Global benign environment jackups
Marketed utilization in the benign jackup segment improved to exceed the 90% supported by fixtures for incremental rigs in the Middle East. With demand outlook expected to improve further in Q4 2022, and availability of high specification jackups tightening, utilization and dayrates are expected to trend upwards in the coming quarters.
Global harsh environment units
Marketed utilization in the harsh environment floater segment has shown minor improvements quarter-on-quarter and is expected to remain muted through 2022 and 2023 due to limited incremental demand and available supply. Harsh environment jackup utilization in the third quarter of 2022 has improved considerably driven by the incremental demand from the UK. Harsh environment floater utilization has improved slightly since the end of 2021 but is still below the levels seen in 2018/2019.
Results of Operations and application of Fresh Start accounting
Upon emergence from Chapter 11 proceedings, on February 22, 2022, we adopted Fresh Start accounting in accordance with ASC 852, Reorganizations ("ASC 852"). Adopting Fresh Start accounting results in a new financial reporting entity with no retained earnings or deficits brought forward. Upon the adoption of Fresh Start accounting, we allocated the reorganization value to our assets and liabilities based on their estimated fair values, which in certain cases differ materially from the recorded values of our assets and liabilities as reflected in the Predecessor historical Consolidated Balance Sheets.
The effects of Seadrill's Plan of Reorganization (the "Plan") and the application of Fresh Start accounting were applied as of February 22, 2022 and the new basis of our assets and liabilities are reflected in our Consolidated Balance Sheet as of September 30, 2022. The related adjustments were recorded in the Consolidated Statements of Operations of the Predecessor as "Reorganization items, net" during the 2022 Predecessor period.
Accordingly, our Consolidated Financial Statements for periods after February 22, 2022 are not and will not be comparable to the Predecessor Consolidated Financial Statements prior to that date. Our Consolidated Financial Statements and related footnotes are presented with a black line division which delineates the lack of comparability between the Successor and Predecessor periods. Our financial results for future periods following the application of Fresh Start accounting may be different from historical trends and the differences may be material.
Reclassification of KSA Business as a discontinued operation
On September 1, 2022, Seadrill entered into the Jackup SPA with subsidiaries of ADES for the sale of the entities that own and operate seven jackup units (the “Jackup Sale”) in the Kingdom of Saudi Arabia (the “KSA Business”). The sale represented a strategic shift in Seadrill's operations which will have a major effect on its operations and financial results going forward and therefore we have reclassified the KSA Business as a discontinued operation and its results have been reported separately from Seadrill’s continuing operations for both the current and comparative periods. In addition, the assets and liabilities of the KSA Business were reclassified as held for sale as of September 1, 2022. We ceased all depreciation and amortization of held for sale non-current assets at the point they qualified as held for sale.

Results of operations
The tables included below set out financial information for the three months ended September 30, 2022 (Successor), period from January 1, 2022 through February 22, 2022 (Predecessor), period from February 23, 2022 through September 30, 2022 (Successor), and three and nine months ended September 30, 2021 (Predecessor):

	Successor	Predecessor	Successor	Predecessor
(In $ millions)	Three months ended September 30, 2022	Three months ended September 30, 2021	Period from February 23, 2022 through September 30, 2022	Period from January 1, 2022 through February 22, 2022	Nine months ended September 30, 2021
Operating revenues	269	222	615	169	632
Operating expenses	(250)	(237)	(571)	(134)	(755)
Other operating items	1	11	1	2	(127)
Operating profit/(loss)	20	(4)	45	37	(250)
Interest expense	(33)	(18)	(73)	(7)	(97)
Other (expenses)/income	(3)	(30)	(12)	3,711	(257)
(Loss)/profit before income taxes	(16)	(52)	(40)	3,741	(604)
Income tax expense	(2)	(3)	(10)	(2)	(11)
Profit/(loss) after tax from discontinued operations	2	(31)	2	(33)	(76)
Net (loss)/profit	(16)	(86)	(48)	3,706	(691)
1) Operating revenues
Operating revenues consist of contract revenues, reimbursable revenues, management contract revenues and other revenues. We have analyzed operating revenues between these categories in the table below:

	Successor	Predecessor	Successor	Predecessor
(In $ millions)	Three months ended September 30, 2022	Three months ended September 30, 2021	Period from February 23, 2022 through September 30, 2022	Period from January 1, 2022 through February 22, 2022	Nine months ended September 30, 2021
Contract revenues (a)	187	164	435	124	457
Reimbursable revenues (b)	9	9	21	4	26
Management contract revenues (c)	63	42	140	36	130
Other revenues (d)	10	7	19	5	19
Total operating revenues	269	222	615	169	632
a) Contract revenues
Contract revenues represent the revenues that we earn from contracting our drilling units to customers, primarily on a dayrate basis. We have analyzed contract revenues by segment in the table below.

	Successor	Predecessor	Successor	Predecessor
(In $ millions)	Three months ended September 30, 2022	Three months ended September 30, 2021	Period from February 23, 2022 through September 30, 2022	Period from January 1, 2022 through February 22, 2022	Nine months ended September 30, 2021
Harsh environment	122	115	252	75	312
Floaters	65	49	183	49	145
Contract revenues	187	164	435	124	457
Contract revenues are primarily driven by the average number of rigs under contract during a period, the average dayrates earned and economic utilization achieved by those rigs under contract. We have set out movements in these key indicators of performance in the sections below.
i.Average number of rigs on contract
We calculate the average number of rigs on contract by dividing the aggregate days our rigs were on contract during the reporting period by the number of days in that reporting period. The average number of rigs on contract for the periods covered is set out in the below table.

The number of units presented excludes the seven jackup units sold to ADES as a result of the Jackup Sale. We have excluded these units from the below table as their revenues have been reported through discontinued operations. The number of units presented also excludes Seadrill-owned units that have been leased to third parties for any period the rigs were under lease. This includes the three jackup units leased to the Gulfdrill joint venture and the drillship, West Gemini, that has been leased to the Sonadrill joint venture since July 1, 2022. We have excluded these units from the below table as the charter revenues they earn are presented in our financial statements as "other revenues" and "management contract revenues" respectively rather than the "contract revenues" being discussed in this section.

	Successor	Predecessor	Successor	Predecessor
(Number)	Three months ended September 30, 2022	Three months ended September 30, 2021	Period from February 23, 2022 through September 30, 2022	Period from January 1, 2022 through February 22, 2022	Nine months ended September 30, 2021
Harsh environment	4	5	4	5	4
Floaters	3	3	4	5	3

The average number of harsh environment rigs on contract decreased from five during the three months ended September 30, 2021 (Predecessor) to four in the three months ended September 30, 2022 (Successor). The decrease was due to the leased rig, West Bollsta, completing its contract in February 2022, prior to being redelivered to Northern Ocean.
The average number of floaters on contract remained constant at three in both the three months ended September 30, 2021 (Predecessor) and the three months ended September 30, 2022 (Successor). Increased operating days for the Sevan Louisiana and West Neptune were offset by the West Saturn coming off contract in April 2022 for a rig upgrade ahead of its upcoming contract with Equinor in Brazil.
ii.Average contractual dayrates
We calculate the average contractual dayrate by dividing the aggregate contractual dayrates during a reporting period by the aggregate number of rig operating days for the reporting period. We have set out the average contractual dayrates for the periods presented in the below table:

	Successor	Predecessor	Successor	Predecessor
(In $ thousands)	Three months ended September 30, 2022	Three months ended September 30, 2021	Period from February 23, 2022 through September 30, 2022	Period from January 1, 2022 through February 22, 2022	Nine months ended September 30, 2021
Harsh environment	258	266	255	269	258
Floaters	244	204	229	191	203
The average contractual dayrate earned by the harsh environment segment was lower during the three months ended September 30, 2022 compared to the three months ended September 30, 2021 (Predecessor). The decrease was due to market index rate adjustments on the West Elara and West Linus. These decreases were offset by West Hercules moving on to a contract at a higher dayrate with Equinor in Canada. Additionally, we earned higher amortized mobilization revenue for the West Hercules due to its mobilization to Canada.
The average contractual dayrate earned by the floater segment was higher during the three months ended September 30, 2022 (Successor) compared to the three months ended September 30, 2021 (Predecessor) primarily due to the Sevan Louisiana moving to a higher dayrate when it commenced operations with Talos in August 2022. West Tellus also moved to a higher dayrate for its 17-day contract extension with Shell in August 2022.
iii.Economic utilization for rigs on contract
We define economic utilization as dayrate revenue earned during the period, excluding bonuses, divided by the contractual operating dayrate multiplied by the number of days on contract in the period. If a drilling unit earns its full operating dayrate throughout a reporting period, its economic utilization would be 100%. However, there are many situations that give rise to a dayrate being earned that is less than contractual operating rate, such as planned downtime for maintenance. In such situations, economic utilization reduces below 100%.
Economic utilization for each of the periods presented in this report is set out in the table below:

	Successor	Predecessor	Successor	Predecessor
(Percentage)	Three months ended September 30, 2022	Three months ended September 30, 2021	Period from February 23, 2022 through September 30, 2022	Period from January 1, 2022 through February 22, 2022	Nine months ended September 30, 2021
Harsh environment	96%	96%	95%	94%	95%
Floaters	95%	81%	97%	95%	78%
The economic utilization for the three months ended September 30, 2022 (Successor) improved in the floater segments between the reported periods, reflecting improved operational performance and no major downtime events during 2022.

b) Reimbursable revenues
We generally receive reimbursements from our customers for the purchase of supplies, equipment, personnel and other services provided at their request in accordance with a drilling contract. We classify such revenues as reimbursable revenues. Reimbursable revenues have remained broadly constant over the reporting periods presented in this report.
c) Management contract revenues
Management contract revenues includes revenues related to contracts where we are providing management, operational and technical support services to other parties. The below table provides an analysis of management contract revenues for periods presented in this report.

	Successor	Predecessor	Successor	Predecessor
(In $ millions)	Three months ended September 30, 2022	Three months ended September 30, 2021	Period from February 23, 2022 through September 30, 2022	Period from January 1, 2022 through February 22, 2022	Nine months ended September 30, 2021
Harsh environment	—	4	—	—	28
Floaters	59	33	130	33	85
Jackups	4	3	10	2	9
Other	—	2	—	1	8
Total management contract revenues	63	42	140	36	130
Management contract revenues for the harsh-environment segment in the three months ended September 30, 2021 (Predecessor) were related to management fees earned from Northern Ocean for managing the West Mira until completion of the contract in September 2021.
Management contract revenues for the floater segment increased during the three months ended September 30, 2022 (Successor) compared to the three months ended September 30, 2021 (Predecessor) due to commencement of the Quenguela and West Gemini contracts, managed through our joint venture, Sonadrill.
Management contract revenues for the jackup segment represent fees earned from SeaMex for managing five jackup units under contract with Pemex in the Gulf of Mexico.
Refer to Note 24 - Related party transactions for further details on these related parties.
d) Other revenues
Other revenues include the following:

	Successor	Predecessor	Successor	Predecessor
(In $ millions)	Three months ended September 30, 2022	Three months ended September 30, 2021	Period from February 23, 2022 through September 30, 2022	Period from January 1, 2022 through February 22, 2022	Nine months ended September 30, 2021
Leasing revenues (a)	7	7	16	4	19
Other (b)	3	—	3	1	—
Total other revenues	10	7	19	5	19
(a) Leasing revenue represents revenue earned on the charter of the West Castor, West Telesto and West Tucana to Gulfdrill, one of our related parties. Refer to Note 24 - "Related party transactions" for further details.
(b) On July 1, 2022, Seadrill novated their drilling contract for the West Gemini in Angola to the Sonadrill joint venture and leased the West Gemini to Sonadrill for the duration of that contract and the follow-on contract, entered into directly by Sonadrill, at a nominal charter rate, based on a commitment made under the terms of the joint venture agreement. At the commencement of the lease, we recorded a liability representing the fair value of the lease commitment which we amortize as lease revenue, on a straight-line basis, over the lease term.

2) Operating expenses
Total operating expenses include vessel and rig operating expenses, reimbursable expenses, management contract expenses, depreciation of drilling units and equipment, amortization of favorable and unfavorable contracts, and selling, general and administrative expenses.
We have analyzed operating expenses between these categories in the table below:

	Successor	Predecessor	Successor	Predecessor
(In $ millions)	Three months ended September 30, 2022	Three months ended September 30, 2021	Period from February 23, 2022 through September 30, 2022	Period from January 1, 2022 through February 22, 2022	Nine months ended September 30, 2021
Vessel and rig operating expenses (a)	(137)	(153)	(323)	(76)	(440)
Reimbursable expense	(8)	(8)	(18)	(4)	(24)
Depreciation	(28)	(27)	(68)	(17)	(95)
Amortization of intangibles (b)	(10)	—	(22)	—	—
Management contract expense (c)	(49)	(33)	(98)	(31)	(148)
Selling, general and administrative expenses	(18)	(16)	(42)	(6)	(48)
Total operating expenses	(250)	(237)	(571)	(134)	(755)
a) Vessel and rig operating expenses
Vessel and rig operating expenses represent the costs we incur to operate a drilling unit that is either in operation or stacked. This includes the remuneration of offshore crews, rig supplies, expenses for repair and maintenance and onshore support costs.
We have analyzed vessel and rig operating expenses by segment in the table below:

	Successor	Predecessor	Successor	Predecessor
(In $ millions)	Three months ended September 30, 2022	Three months ended September 30, 2021	Period from February 23, 2022 through September 30, 2022	Period from January 1, 2022 through February 22, 2022	Nine months ended September 30, 2021
Harsh environment	(79)	(93)	(187)	(51)	(263)
Floaters	(57)	(57)	(132)	(35)	(167)
Jackups	(1)	—	(2)	—	(7)
Other	—	(3)	(2)	10	(3)
Vessel and rig operating expenses	(137)	(153)	(323)	(76)	(440)
Vessel and rig operating expenses are mainly driven by rig activity. On average, we incur higher vessel and rig operating expenses when a rig is operating compared to when it is stacked. For stacked rigs, we incur higher vessel and rig expenses for warm stacked rigs compared to cold stacked rigs. We incur one-time costs for activities such as preservation and severance when we cold stack a rig. We also incur significant costs when re-activating a rig from cold stack, a proportion of which is expensed as incurred. Where a rig is leased to another operator, the majority of vessel and rig expenses are incurred by the operator. For detail on the movement in operating rigs in each period presented, please refer to section a) - "i. Average number of rigs on contract".
Vessel and rig operating expenses incurred by the harsh environment segment were lower during the three months ended September 30, 2022 (Successor) compared to the three months ended September 30, 2021 (Predecessor) primarily due to the segment having decreased activity following the completion of operations for the West Bollsta and redelivery of the rig to Northern Ocean in the first quarter of 2022. Vessel and rig expenses incurred by the floater segment during the three months ended September 30, 2022 (Successor) were broadly in line with costs incurred by the segment during the equivalent period in 2021.
b) Amortization of intangibles
On emergence from Chapter 11 proceedings and application of Fresh Start accounting, we recognized intangible assets and liabilities for favorable and unfavorable drilling contracts at fair value. We amortize these assets and liabilities over the remaining contract period and classify the amortization under operating expenses.

c) Management contract expense
Management contract expense includes the costs incurred to service our managed rig arrangements. We have analyzed the main components of management contract expense in the table below:

	Successor	Predecessor	Successor	Predecessor
(In $ millions)	Three months ended September 30, 2022	Three months ended September 30, 2021	Period from February 23, 2022 through September 30, 2022	Period from January 1, 2022 through February 22, 2022	Nine months ended September 30, 2021
Managed rig operating expenses	(43)	(20)	(77)	(11)	(55)
Managed rig reimbursable expenses	(6)	(13)	(21)	(21)	(42)
Changes in allowances for expected credit losses	—	—	—	1	(51)
Total management contract expense	(49)	(33)	(98)	(31)	(148)
Management contract expense increased during the three months ended September 30, 2022 (Successor) compared to the three months ended September 30, 2021 (Predecessor) primarily due to commencement of the Quenguela in March 2022 and novation of the West Gemini to Sonadrill in July 2022.
3) Other operating items
Other operating items include the following:

	Successor	Predecessor	Successor	Predecessor
(In $ millions)	Three months ended September 30, 2022	Three months ended September 30, 2021	Period from February 23, 2022 through September 30, 2022	Period from January 1, 2022 through February 22, 2022	Nine months ended September 30, 2021
Impairment of long-lived assets (a)	—	—	—	—	(152)
Gain on disposals (b)	1	11	1	2	22
Other operating income	—	—	—	—	3
Total other operating items	1	11	1	2	(127)
a) Impairment of long-lived assets
Impairment of long-lived assets in the nine months ended September 30, 2021 (Predecessor) relates to impairment of the West Hercules following anticipated changes in the leasing arrangements with SFL. The revised undiscounted future net cash flows were less than the rig's carrying value, meaning that the "step one" or "asset recoverability" test failed for that rig. Following this assessment, we recorded an impairment charge of $152 million to reduce the rig's book value to its estimated fair value, which we estimated using a discounted cash flow model. There was no impairment during 2022.
b) Gain on disposals
The gain on disposals for the three months ended September 30, 2022 (Successor) relates to the sale of certain drilling equipment. The gain on disposals for the three months ended September 30, 2021 (Predecessor) relates to the disposal of the West Pegasus, West Freedom and West Alpha.
4) Interest expense
Interest expense consists of the following:

	Successor	Predecessor	Successor	Predecessor
(In $ millions)	Three months ended September 30, 2022	Three months ended September 30, 2021	Period from February 23, 2022 through September 30, 2022	Period from January 1, 2022 through February 22, 2022	Nine months ended September 30, 2021
Cash and payment-in-kind interest on debt facilities (a)	(32)	—	(73)	—	(24)
Interest on SFL leases (b)	—	(18)	—	(7)	(73)
Unwinding of debt premium	—	—	1	—	—
Guarantee and commission fees	(1)	—	(1)	—	—
Interest expense	(33)	(18)	(73)	(7)	(97)

a) Cash and payment-in-kind interest on debt facilities
We incurred cash and payment-in-kind interest on our new debt facilities after emergence from Chapter 11 proceedings on February 22, 2022 and on our old debt facilities before filing for Chapter 11 proceedings in February 2021. This is summarized in the table below.

	Successor	Predecessor	Successor	Predecessor
(In $ millions)	Three months ended September 30, 2022	Three months ended September 30, 2021	Period from February 23, 2022 through September 30, 2022	Period from January 1, 2022 through February 22, 2022	Nine months ended September 30, 2021
Pre-filing senior credit facilities	—	—	—	—	(24)
Post-emergence first-lien senior secured	(4)	—	(9)	—	—
Post-emergence second lien senior secured	(27)	—	(62)	—	—
Post-emergence unsecured convertible bond	(1)	—	(2)	—	—
Cash and payment-in-kind interest	(32)	—	(73)	—	(24)
b) Interest on SFL Leases
Interest on SFL leases reflects the cost incurred on capital lease agreements between Seadrill and SFL for the West Taurus, West Linus and West Hercules. During the reorganization, the West Taurus lease was rejected and the West Linus and West Hercules leases were modified to be operating leases, resulting in no further expense being recorded through this line item for the Successor.
5) Other income and expense
We have analyzed other income and expense into the following components:

	Successor	Predecessor	Successor	Predecessor
(In $ millions)	Three months ended September 30, 2022	Three months ended September 30, 2021	Period from February 23, 2022 through September 30, 2022	Period from January 1, 2022 through February 22, 2022	Nine months ended September 30, 2021
Interest income	4	—	7	—	1
Share in results from associated companies	(1)	2	(7)	(2)	3
Gain on derivative financial instruments (a)	4	—	11	1	—
Foreign exchange (loss)/gain	(6)	(8)	(9)	8	1
Reorganization items (b)	(3)	(24)	(12)	3,683	(250)
Other financial items	(1)	—	(2)	21	(12)
Total financial items and other expense, net	(3)	(30)	(12)	3,711	(257)
a) Gain on derivative financial instruments
On May 11, 2018, the Predecessor purchased an interest rate cap for the notional amount of $4.5 billion for $68 million to provide coverage against increases in LIBOR above 2.87%. Following the termination of 81% of these derivatives in the quarter ended June 30, 2022, the notional amount covered by the cap is $834 million and results in us being 89% hedged on our debt portfolio. We account for the cap as a derivative financial instrument, with changes in fair value being recognized as income each period. We recognized a gain during the three months ended September 30, 2022 (Successor) related to the increase in forward interest rates.
b) Reorganization items
Incremental costs incurred directly as a result of the bankruptcy filing and any gains or losses on adjustment to the expected allowed claim value under the plan of reorganization are classified as "Reorganization items, net" in the Consolidated Statements of Operations.

The following table summarizes the reorganization items recognized for periods presented.

	Successor	Predecessor	Successor	Predecessor
(In $ millions)	Three months ended September 30, 2022	Three months ended September 30, 2021	Period from February 23, 2022 through September 30, 2022	Period from January 1, 2022 through February 22, 2022	Nine months ended September 30, 2021
Gain on settlement of liabilities subject to compromise	—	—	—	3,591	—
Fresh Start valuation adjustments	—	—	—	266	—
Loss on deconsolidation of Paratus Energy Services	—	—	—	(112)	—
Advisory and professional fees (i)	(3)	(31)	(12)	(46)	(77)
Gain on write-off of related party payables	—	5	—	—	11
Expense of predecessor Directors & Officers insurance policy	—	—	—	(17)	—
Remeasurement of terminated lease to allowed claim	—	—	—	—	(186)
Interest income on surplus cash	—	2	—	1	2
Total reorganization items, net	(3)	(24)	(12)	3,683	(250)
i) Advisory and professional fees
Professional and advisory fees incurred for post-petition Chapter 11 expenses. Professional and advisory expenses have been incurred post-emergence but relate to our Chapter 11 proceedings.
6) Income taxes
Income tax expense consists of taxes currently payable and changes in deferred tax assets and liabilities related to our ownership and operation of drilling units and may vary significantly depending on jurisdictions and contractual arrangements. In most cases the calculation of taxes is based on net income or deemed income.
Liquidity and Capital Resources
1) Emergence from Chapter 11 Proceedings
On February 22, 2022, Seadrill completed its comprehensive restructuring and emerged from Chapter 11 proceedings. Please refer to Note 3 - "Chapter 11" of the accompanying financial statements for further details. Having now emerged from Chapter 11 and with access to exit financing, we believe that cash on hand, contract and other revenues will generate sufficient cash flow to fund our anticipated debt service and working capital requirements for the next twelve months.
2) Liquidity
Our level of liquidity fluctuates depending on a number of factors. These include, among others, our contract backlog, economic utilization achieved, average contract day rates, timing of accounts receivable collection, capital expenditures for rig upgrades and reactivation projects, timing of payments for operating costs, and other obligations.
Our liquidity comprises cash and cash equivalents. The below table shows cash and restricted cash balances as of each date presented.

	Successor	Predecessor
(In $ millions)	September 30, 2022	December 31, 2021
Unrestricted cash	224	293
Restricted cash	125	223
Cash and cash equivalents, including restricted cash - continuing operations	349	516
Cash and cash equivalents, including restricted cash - discontinued operations	8	88
Cash and cash equivalents, including restricted cash	357	604
Along with the cash and cash equivalents above, the Company also has an undrawn revolving credit facility of $125 million as at September 30, 2022. Please refer to the "Borrowing Activities" section below for more information on this facility.

We have shown our sources and uses of cash by category of cash flow in the below table:

	Successor	Predecessor
(In $ millions)	Period from February 23, 2022 through September 30, 2022	Period from January 1, 2022 through February 22, 2022	Nine months ended September 30, 2021
Cash flows used in operating activities (a)	(12)	(56)	(115)
Cash flows used in investing activities (b)	(153)	(130)	(44)
Cash flows provided by financing activities (c)	16	85	—
Effect of exchange rate changes in cash	(3)	6	(2)
Change in period	(152)	(95)	(161)
a) Cash flows used in operating activities
Cash flows from operating activities includes cash receipts from customers, cash paid to employees and suppliers (except for capital expenditure), interest and dividends received (except for returns of capital), interest paid, income taxes paid and other operating cash payments and receipts.
The $12 million cash used in operating activities in the 2022 Successor period was driven primarily by mobilization expenditures incurred for the West Carina, West Jupiter and West Saturn ahead of their upcoming contracts in Brazil, and interest payments on the post-emergence debt facilities. This was offset by cash flows from operations and timing of receipts from customers.
The $56 million cash outflow from operating activities in the 2022 Predecessor period was primarily a result of timing of receipts from customers, payments made under leasing arrangements, and payment of advisor costs on emergence from Chapter 11.
The $115 million cash outflow from operating activities for the nine months ended September 30, 2021 was due to outflows from operations driven by negatively impacted market conditions as a result of the COVID-19 pandemic along with lease payments on the West Hercules and West Linus finance leases, as well as planned maintenance expenditures incurred on West Phoenix and West Saturn.
b) Cash flows used in investing activities
The $153 million cash outflow from investing activities during the 2022 Successor period was due to $108 million of capital expenditures on the West Carina and West Jupiter reactivation projects, as well as rig upgrades for the West Saturn and West Tellus ahead of new contracts with Petrobras starting later in 2022, and $30 million of capital expenditures on the KSA Business, classified as discontinued operations and net funding advanced to the discontinued operations of $16 million, offset by $1 million from the sale of certain drilling equipment.
The $130 million cash outflow from investing activities during the 2022 Predecessor period related to capital expenditures and cash that was deconsolidated as a result of the disposal of NSNCo, along with funding advanced to the discontinued operations of $20 million. The $44 million cash outflow from investing activities during the nine months ended September 30, 2021 related to capital expenditures and a loan advanced to the SeaMex joint venture, offset by proceeds on disposal of drilling units.
c) Cash flows provided by financing activities
The $16 million provided by financing activities during the 2022 Successor period was due to a loan advanced of $36 million from the continuing operations to the discontinued operations to finance capital expenditure, offset by a repayment of $20 million of funding by discontinued operations of a loan balance advanced by continuing operations in the 2022 Predecessor period.
The cash provided by financing activities in the 2022 Predecessor period related to the proceeds from the issuance of the $175 million new term loan and $50 million convertible bond on emergence from Chapter 11 proceedings, along with a loan advanced from the continuing operations to the discontinued operations of $20 million, to manage operational cash flows. These inflows were offset by $160 million of debt repayments.
Borrowing Activities
An overview of our debt as at September 30, 2022, divided into (i) secured credit facilities and (ii) unsecured senior convertible notes, is presented in the table below:

(In $ millions)	Principal value as at September 30, 2022	Exit fee	Debt premium	Carrying value as at September 30, 2022	Maturity date
Secured credit facilities
Secured Second Lien Facility	713	35	—	748	June 2027
Term Loan Facility (1)	175	5	4	184	December 2026
Total secured credit facilities	888	40	4	932
Unsecured
$50 million convertible note (2)	50	—	—	50	August 2028
Total debt	938	40	4	982

(1) Under the $300 million facility, in addition to the $175 million term loan facility, Seadrill has access to the $125 million revolving credit facility, which was not drawn down at the Effective Date (nor has it been drawn to date).
(2) The conversion option, together with the issue discount, was recorded in the Predecessor equity which was subsequently cancelled on emergence from Chapter 11 proceedings.
Prior to the Reorganization, Seadrill had $5,662 million of senior secured credit facilities. Under the Plan on the Effective Date, these facilities were in part reinstated in the form of the $683 million senior secured credit facility (as further described below), in part settled through issuance of new shares, and in part settled in cash (specifically in respect to the Asia Offshore Drilling Limited ("AOD") credit facility).
Secured credit facilities and unsecured convertible note
$300 Million Term Loan and Revolving Credit Facility
In February 2022, as part of the Reorganization, Seadrill entered into a $300 million super senior secured credit facility with a syndicate of lenders secured on a first lien basis. The facility has a maturity of December 15, 2026 and consists of a $175 million term loan facility and a $125 million revolving credit facility ("RCF"). The term loan facility bears interest at a margin of 7% per annum plus the secured overnight financing rate ("SOFR") (and any applicable credit adjustment spread). The RCF bears interest at a margin of 7% per annum plus the SOFR (and any applicable credit adjustment spread), and has a commitment fee of 2.8% per annum is payable in respect to any undrawn portion of the RCF commitment. The facility includes an undrawn, uncommitted basket in the amount of $50 million for incremental facilities pari passu with the facility for specified purposes. There is a 3% exit fee payable on principal repayments under the super senior credit facility; in addition, there is a make-whole premium payable if the facility is repaid within the first three years. We have recognized exit fees of $5 million and a debt premium of $4 million in respect of the facility.
$683 Million Secured Second Lien Facility
In February 2022, as part of the Reorganization, Seadrill entered into a senior secured credit facility with a syndicate of lenders to partially reinstate the existing facilities in an aggregate amount of $683 million secured on a second lien basis. The facility bears interest at a total margin of 12.5% per annum plus the SOFR (and any applicable credit adjustment spread), and it has a maturity of June 15, 2027. The above-mentioned margin comprises two components: 5% cash interest; and 7.5% pay-if-you-can ("PIYC") interest, whereby Seadrill can elect to pay the PIYC interest in cash or capitalize the interest to the principal outstanding (dependent on certain conditions set out in the facility agreement). The PIYC interest compounds to the loan quarterly. There is a 5% exit fee required on this facility. We have recognized an exit fee of $35 million in respect of the facility. On March 15, 2022, June 15, 2022, and September 15, 2022 payment-in-kind interest of $2 million, $14 million and $14 million, respectively, was capitalized, including the exit fee of 5%.
On October 18, 2022, in connection with the Jackup Sale, Seadrill made a mandatory payment of $204 million under its secured second lien debt facility. The payment was comprised of $192 million in debt principal, $10 million in exit fee, and $2 million in accrued interest. Furthermore, on November 14, 2022, Seadrill made a voluntary payment of $269 million under its second lien debt facility. This payment was comprised of $250 million in debt principal, $13 million in exit fee, and $6 million in accrued interest. As such, in total, post period Seadrill made payments under its second lien debt facility of $473 million, including $442 million in debt principal.
$50 Million Convertible Note
In February 2022, as part of the Reorganization, the Company issued $50 million of aggregate principal amount of an unsecured senior convertible note to Hemen Holdings Ltd., with a final maturity in August 2028 (the "Convertible Note"). The note bears interest of 6% per annum plus 3-month US LIBOR, which is payable quarterly in cash. The Convertible Note is convertible, at the option of the holder, into the shares in an amount equal to 5% of the fully-diluted ordinary shares.
Covenants contained in the Company's debt facilities
Seadrill is subject to certain financial covenants (such as minimum liquidity and leverage ratios) and certain non-financial covenants under our financing agreements. These non-financial covenants include, but are not limited to, liens on all our drilling units (such as insurance obligations and drilling unit valuations), certain restrictions on additional indebtedness and investments or acquisitions, and certain restrictions on the payment of dividends. Our debt facilities include cross-default provisions, whereby, in certain circumstances, a default under one given facility might result in defaults under other facilities.
Quantitative and Qualitative Disclosures About Market Risk
We are exposed to several market risks, including credit risk, foreign currency risk and interest rate risk. Our policy is to reduce our exposure to these risks, where possible, within boundaries deemed appropriate by the Board and Audit & Risk Committee. This may include the use of derivative instruments.
Credit risk
We have financial assets, including cash and cash equivalents, related party receivables, other receivables and certain amounts receivable on derivative instruments. These assets expose us to credit risk arising from possible default by the counterparty. Most of the counterparties are creditworthy financial institutions or large oil and gas companies and, as such, we do not expect any significant loss to result from non-performance by such counterparties. However, we have established an allowance on our trade receivables due from related parties reflecting their current financial position, lower credit rating and overdue balances.
We do not demand collateral in the normal course of business. As of September 30, 2022, the credit exposure of derivative financial instruments is limited to our interest rate cap.
Credit risk is also considered as part of our expected credit loss provision. For details on how we estimate expected credit losses refer to Note 5 – "Current expected credit losses".

Concentration of risk
There is also a concentration of credit risk with respect to cash and cash equivalents to the extent that most of the amounts are carried with Citibank, Danske Bank A/S, DNB, SABB, and BTG Pactual. We consider these risks to be remote, but, from time to time, we may utilize instruments such as money market deposits to manage concentration of risk with respect to cash and cash equivalents. We also have a concentration of risk with respect to customers, including affiliated companies. For details on the customers with greater than 10% of contract revenues, refer to Note 6 - "Segment information". For details on amounts due from affiliated companies, refer to Note 24-"Related party transactions".
Foreign exchange risk
It is customary in the oil and gas industry that a majority of our revenues and expenses are denominated in U.S. dollars, which is the functional currency of most of our subsidiaries and equity method investees. However, a portion of the revenues and expenses of certain of our subsidiaries and equity method investees are denominated in other currencies. We are therefore exposed to foreign exchange gains and losses that may arise on the revaluation or settlement of monetary balances denominated in foreign currencies. Our foreign exchange exposures primarily relate to cash and working capital balances denominated in foreign currencies. We do not expect these exposures to cause a significant amount of fluctuation in net income and do not currently hedge them. The effect of fluctuations in currency exchange rates arising from our international operations has not had a material impact on our overall operating results.
Interest rate risk
Our exposure to interest rate risk relates mainly to our floating rate debt and balances of surplus funds placed with financial institutions. We manage this risk through the use of derivative arrangements. On May 11, 2018, we purchased an interest rate cap for $68 million to mitigate exposure to future increases of LIBOR. Following the termination of 81% of these derivatives in the quarter ended June 30, 2022, the notional amount covered by the cap is $834 million and results in 89% of our debt being hedged. The interest rate cap is not designated as a hedge and therefore we do not apply hedge accounting. The capped rate against the 3-month US LIBOR is 2.877% and covers the period from June 15, 2018 to June 15, 2023. The 3-month LIBOR rate as at September 30, 2022 was 3.755%
The new term loan and second lien debt facilities entered on emergence from Chapter 11 proceedings are referenced to the SOFR, while the Convertible Note is referenced to 3-month US LIBOR and has fallback previous for reference rate benchmark changes.
Critical Accounting Estimates
The preparation of the Consolidated Financial Statements requires us to make estimates and assumptions that affect the reported amounts of assets, liabilities, revenues and expenses and related disclosures about contingent assets and liabilities. We base these estimates and assumptions on historical experience and on various other information and assumptions that we believe to be reasonable. Critical accounting estimates are important to the portrayal of both our financial position and results of operations and require us to make subjective or complex assumptions or estimates about matters that are uncertain. The basis of preparation and significant accounting policies are disclosed in our 2021 20-F.
Critical accounting estimates that are significant for the nine months ended September 30, 2022 are as follows:
Carrying value of rig assets
Generally, the carrying amount of our drilling units including rigs, vessels and related equipment are recorded at historical cost less accumulated depreciation. However, drilling units acquired through a business combination or remeasured through the application of Fresh Start accounting are measured at fair value as of the date of acquisition or the date of emergence, respectively. Our drilling units are subject to various estimates, assumptions, and judgments related to capitalized costs, useful lives and residual values, and impairments.
Our estimates, assumptions and judgments reflect both historical experience and expectations regarding future operations, utilization and performance. At September 30, 2022 (Successor), the carrying amount of our drilling units was $1.6 billion, representing 90% of our non-current assets.
Useful lives and residual value
The cost of our drilling units less estimated residual value is depreciated on a straight-line basis over their estimated remaining useful lives. The estimated useful life of our semi-submersible drilling rigs, drillships and jackup rigs, when new, is 30 years.
The useful lives of rigs and related equipment are difficult to estimate due to a variety of factors, including technological advances that impact the methods or cost of oil and gas exploration and development, changes in market or economic conditions, changes in laws or regulations affecting the drilling industry and possible climate change impacts. We re-evaluate the remaining useful lives of our drilling units as and when events occur which may directly impact our assessment of their remaining useful lives. This includes changes in the operating condition or functional capability of our rigs as well as market and economic factors. The use of different estimates, assumptions and judgments in establishing estimated useful lives and residual values could result in significantly different carrying values for our drilling units which could materially affect our results of operations.
Impairment considerations (Drilling Units)
The carrying values of our long-lived assets are reviewed for impairment when certain triggering events or changes in circumstances indicate that the carrying amount of an asset may no longer be recoverable. Asset impairment evaluations are, by nature, highly subjective. They involve expectations about future cash flows generated by our assets and reflect management’s assumptions and judgments regarding future industry conditions and their effect on future utilization levels, dayrates and costs. The use of different estimates and assumptions could result in significantly different carrying values of our assets and could materially affect our results of operations. An impairment loss is recorded in the period in which it is determined that the aggregate carrying amount is not recoverable.
For the nine months ended September 30, 2022, no indicators of impairment were identified against our drilling units. Refer to Note 4 - "Fresh Start accounting" for details on fair value adjustments made to our drilling units as of the Effective date.

Fresh start accounting
As set forth in the Disclosure Statement approved by the Bankruptcy Court, the Company was approved to have an enterprise valuation of between $1,795 million and $2,396 million. Using valuation models, we valued the Successor’s enterprise value to be $2.1 billion as of the Effective Date, which is equal to the mid-point of the court approved valuation range. Enterprise value represents the estimated fair value of an entity’s shareholders’ equity plus long-term debt and other interest-bearing liabilities less unrestricted cash and cash equivalents.
The enterprise value and corresponding equity value are dependent upon achieving future financial results set forth in our valuations, as well as the realization of certain other assumptions. All estimates, assumptions, valuations and financial projections, including the fair value adjustments, the enterprise value and equity value projections, are inherently subject to significant uncertainties and the resolution of contingencies beyond our control. Accordingly, the estimates, assumptions, valuations or financial projections may not be realized and actual results could vary materially.
Critical accounting estimates in relation to fresh-start valuation of our drilling units and investments included: Off-contract revenue estimates, off-contract operating expense assumptions, contract probabilities, the weighted average cost of capital ("WACC") rate used to discount free cash flow projections and drilling unit market valuations.
Liabilities subject to compromise
While in Chapter 11 proceedings, we distinguished liabilities from those that are liabilities subject to compromise ("LSTC"), being unsecured or undersecured prepetition liabilities, from those that were not, being fully secured prepetition liabilities and all post-petition liabilities. If there is uncertainty about whether a claim was undersecured, or would be impaired under the Plan of Reorganization, the entire amount of the claim was included within LSTC. Liabilities that were affected by the plan were reported at the amounts expected to be allowed, even if they were ultimately settled for lesser amounts, which inherently required a degree of estimation.
Current expected credit losses
As set out in our 2021 20-F, we adopted accounting standard update 2016-13 effective January 1, 2020. Under this guidance, we are required to record allowances for the expected future credit losses to be incurred on trade and loan receivable balances. We have used a probability-of-default model to estimate these expected credit losses. Under this methodology we use data such as customer credit ratings, maturity of loan, security of loan, and incorporate historical data published by credit rating agencies, to estimate the chance of default and loss given default. We then multiply the balance outstanding by the estimated chance of default and loss given default to calculate the allowance required for the expected credit loss.
To estimate probability-of-default we have cross referenced the customer credit ratings and expected loan maturities for our receivable balances against historical default rates published by credit rating agencies. The counterparties to our related party receivable balances do not typically have published credit ratings, in which case we have estimated a shadow credit rating. To estimate loan maturities, we have considered both the contractual maturity date of the loan or receivable balance as well as an internal assessment of the counterparties' ability to settle the amount owed by that date. We estimated loss-given-default based on historical recovery rates published by credit rating agencies for claims with similar security and priority as the receivable being assessed.
Uncertain tax positions
Seadrill is a Bermuda company that has a number of subsidiaries and affiliates in various jurisdictions. We are not currently required to pay income taxes in Bermuda on ordinary income or capital gains because we qualify as an exempt company. We have received written assurance from the Minister of Finance in Bermuda that we will be exempt from taxation until March 2035. Certain of our subsidiaries operate in other jurisdictions where income taxes are imposed. Consequently, income taxes have been recorded in these jurisdictions as appropriate. Our income tax expense is based on our income, statutory tax rates and various deductions & credits available to us in the various jurisdictions in which we operate. We provide for income taxes based on the tax laws and rates in effect in the countries in which our operations are conducted and income is earned. The income tax rates and methods of computing taxable income vary substantially between jurisdictions. Our income tax expense is expected to fluctuate from year to year because our operations are conducted in different tax jurisdictions and the amount of pre-tax income fluctuations.
The determination and evaluation of our annual group income tax provision involves the interpretation of tax laws in the various jurisdictions in which we operate and requires significant judgment and the use of estimates and assumptions regarding significant future events, such as amounts, timing and the character of income, deductions and tax credits. There are certain transactions for which the ultimate tax determination is unclear due to uncertainty in the ordinary course of business. We recognize tax liabilities based on our assessment of whether our tax positions are more likely than not sustainable, based solely on the technical merits and considerations of the relevant taxing authorities widely understood administrative practices and precedence. Changes in tax laws, regulations, agreements, treaties, foreign currency exchange restrictions or our levels of operations or profitability in each jurisdiction may impact our tax liability in any given year.
While our annual income tax provision is based on the information available to us at the time, a number of years may elapse before the ultimate tax liabilities in certain tax jurisdictions are determined. Current income tax expense reflects an estimate of our income tax liability for the current year, withholding taxes, changes in prior year tax estimates as tax returns are filed or from tax audit adjustments. Our deferred tax expense or benefit represents the change in the balance of deferred tax assets or liabilities as reflected on the balance sheet. To determine the amount of deferred tax assets and liabilities, as well as valuation allowances, we must make estimates and certain assumptions regarding future taxable income, including where our drilling units are expected to be deployed. A change in such estimates and assumptions, along with any changes in tax laws, could require us to adjust the amount of deferred taxes. In addition, our uncertain tax positions are estimated and presented within other current liabilities, other liabilities, and as reductions to our deferred tax assets within our Consolidated Balance Sheets. Refer to Note 11 – "Taxation" to our Consolidated Financial Statements included herein for further information.
Equity Method Investments
Seadrill is required to include the estimated value of its commitment to lease the West Gemini to the Sonadrill joint venture partnership at below market price as part of Seadrill's investment in the joint venture. This estimate was based on a blended arms-length charter rate, a firm lease term from July 2022 to August 2024 and a discount rate based on Seadrill's first lien debt plus Sonadrill specific risk factors.

Management determined the arms-length charter rate used to measure the fair value of the below-market lease by applying Seadrill’s transfer pricing methodology to the West Gemini arrangement. Management modelled the cash flows that the West Gemini would generate over the term of the drilling contract and then calculated the charter rate that would leave the West Gemini rig operator with a 6% pre-tax margin on its operating costs. Refer to Note 15 - "Investment in associated companies" to our Consolidated Financial Statements included herein for further information.
Risk Factors
Please see “Item 3D - Risk Factors” in our 2021 20-F for a discussion of the risks that are material to our business.

Seadrill Limited
INDEX TO THE UNAUDITED CONSOLIDATED FINANCIAL STATEMENTS

Unaudited Consolidated Statements of Operations for the three months ended September 30, 2022 (Successor), the period from February 23, 2022 through September 30, 2022 (Successor), the period from January 1, 2022 through February 22, 2022 (Predecessor), and the three and nine months ended September 30, 2021 (Predecessor)
F-2
Unaudited Consolidated Statements of Comprehensive Income for the three months ended September 30, 2022 (Successor), the period from February 23, 2022 through September 30, 2022 (Successor), the period from January 1, 2022 through February 22, 2022 (Predecessor), and the three and nine months ended September 30, 2021 (Predecessor)	F-3
Unaudited Consolidated Balance Sheets as at September 30, 2022 (Successor) and December 31, 2021 (Predecessor).	F-4
Unaudited Consolidated Statements of Cash Flows for the period from February 23, 2022 through September 30, 2022 (Successor), the period from January 1, 2022 through February 22, 2022 (Predecessor) and the nine months ended September 30, 2021 (Predecessor)	F-5
Unaudited Consolidated Statements of Changes in Equity for the period from February 23, 2022 through September 30, 2022 (Successor), the period from January 1, 2022 through February 22, 2022 (Predecessor) and the nine months ended September 30, 2021 (Predecessor)	F-7
Notes to the Unaudited Consolidated Financial Statements	F-9

Seadrill Limited
UNAUDITED CONSOLIDATED STATEMENTS OF OPERATIONS
for the three months ended September 30, 2022 (Successor), the period from February 23, 2022 through September 30, 2022 (Successor), period from January 1, 2022 through February 22, 2022 (Predecessor), and three and nine months ended September 30, 2021 (Predecessor)

	Successor	Predecessor	Successor	Predecessor
(In $ millions, except per share data)	Three months ended September 30, 2022	Three months ended September 30, 2021	Period from February 23, 2022 through September 30, 2022	Period from January 1, 2022 through February 22, 2022	Nine months ended September 30, 2021
Operating revenues
Contract revenues	187	164	435	124	457
Reimbursable revenues	9	9	21	4	26
Management contract revenues (1)	63	42	140	36	130
Other revenues (1)	10	7	19	5	19
Total operating revenues	269	222	615	169	632
Operating expenses
Vessel and rig operating expenses	(137)	(153)	(323)	(76)	(440)
Reimbursable expenses	(8)	(8)	(18)	(4)	(24)
Depreciation	(28)	(27)	(68)	(17)	(95)
Amortization of intangibles	(10)	—	(22)	—	—
Management contract expense	(49)	(33)	(98)	(31)	(148)
Selling, general and administrative expenses	(18)	(16)	(42)	(6)	(48)
Total operating expenses	(250)	(237)	(571)	(134)	(755)
Other operating items
Loss on impairment of long-lived assets	—	—	—	—	(152)
Gain on disposals	1	11	1	2	22
Other operating income	—	—	—	—	3
Total other operating items	1	11	1	2	(127)
Operating profit/(loss)	20	(4)	45	37	(250)
Financial and other non-operating items
Interest income	4	—	7	—	1
Interest expense	(33)	(18)	(73)	(7)	(97)
Share in results from associated companies (net of tax)	(1)	2	(7)	(2)	3
Gain on derivative financial instruments	4	—	11	1	—
Foreign exchange (loss)/gain	(6)	(8)	(9)	8	1
Reorganization items, net	(3)	(24)	(12)	3,683	(250)
Other financial items	(1)	—	(2)	21	(12)
Total financial and other non-operating items, net	(36)	(48)	(85)	3,704	(354)
(Loss)/profit before income taxes	(16)	(52)	(40)	3,741	(604)
Income tax expense	(2)	(3)	(10)	(2)	(11)
(Loss)/profit from continuing operations	(18)	(55)	(50)	3,739	(615)
Profit/(loss) after tax from discontinued operations	2	(31)	2	(33)	(76)
Net (loss)/profit	(16)	(86)	(48)	3,706	(691)
Basic/Diluted (loss)/earnings per share from continuing operations (US dollar)	(0.36)	(0.55)	(1.00)	37.25	(6.13)
Basic/Diluted earnings/(loss) per share from discontinued operations (US dollar)	0.04	(0.31)	0.04	(0.33)	(0.75)
Basic/Diluted (loss)/earnings per share (US dollar)	(0.32)	(0.86)	(0.96)	36.92	(6.88)
(1) Predominantly relates to transactions with related parties. Refer to Note 24 - Related party transactions for further details.

The accompanying notes form an integral part of these Unaudited Consolidated Financial Statements

Seadrill Limited
UNAUDITED CONSOLIDATED STATEMENTS OF COMPREHENSIVE INCOME
for the three months ended September 30, 2022 (Successor), the period from February 23, 2022 through September 30, 2022 (Successor), period from January 1, 2022 through February 22, 2022 (Predecessor), and three and nine months ended September 30, 2021 (Predecessor)

	Successor	Predecessor	Successor	Predecessor
(In $ millions)	Three months ended September 30, 2022	Three months ended September 30, 2021	Period from February 23, 2022 through September 30, 2022	Period from January 1, 2022 through February 22, 2022	Nine months ended September 30, 2021
Net (loss)/profit	(16)	(86)	(48)	3,706	(691)
Other comprehensive gain, net of tax, relating to continuing operations:
Actuarial gain relating to pension	—	—	3	1	—
Other comprehensive gain, net of tax, relating to discontinued operations:
Recycling of accumulated other comprehensive loss on sale of Paratus Energy Services	—	—	—	16	—
Change in fair value of debt component of Archer convertible bond	—	—	—	(1)	1
Share in results from associated companies	—	1	—	(2)	5
Other comprehensive income	—	1	3	14	6
Total comprehensive (loss)/income for the period	(16)	(85)	(45)	3,720	(685)

The accompanying notes form an integral part of these Unaudited Consolidated Financial Statements

Seadrill Limited
UNAUDITED CONSOLIDATED BALANCE SHEETS
as at September 30, 2022 (Successor) and December 31, 2021 (Predecessor)

	Successor	Predecessor
(In $ millions, except per share data)	September 30, 2022	December 31, 2021
ASSETS
Current assets
Cash and cash equivalents	224	293
Restricted cash	55	160
Accounts receivable, net	143	158
Amounts due from related parties, net	62	28
Assets held for sale -current	392	1,145
Other current assets	267	197
Total current assets	1,143	1,981
Non-current assets
Investments in associated companies	79	27
Drilling units	1,648	1,431
Restricted cash	70	63
Deferred tax assets	10	10
Equipment	9	11
Assets held for sale - non-current	—	347
Other non-current assets	23	27
Total non-current assets	1,839	1,916
Total assets	2,982	3,897
LIABILITIES AND EQUITY
Current liabilities
Debt due within one year	32	—
Trade accounts payable	75	53
Liabilities associated with assets held for sale - current	37	983
Other current liabilities	273	219
Total current liabilities	417	1,255
Liabilities subject to compromise	—	6,117
Liabilities subject to compromise associated with assets held for sale	—	118
Non-current liabilities
Long-term debt	950	—
Deferred tax liabilities	9	9
Liabilities associated with assets held for sale - non-current	—	2
Other non-current liabilities	152	112
Total non-current liabilities	1,111	123
Commitments and contingencies (see Note 25)
Equity
Common shares of par value US$0.01 per share: 375,000,000 shares authorized and 49,999,998 issued at September 30, 2022 (Successor)	—	—
Common shares of par value US$0.10 per share: 138,880,000 shares authorized and 100,384,435 issued at December 31, 2021 (Predecessor)	—	10
Additional paid-in capital	1,499	3,504
Accumulated other comprehensive income/(loss)	3	(15)
Retained loss	(48)	(7,215)
Total equity/(deficit)	1,454	(3,716)
Total liabilities and equity	2,982	3,897
The accompanying notes form an integral part of these Unaudited Consolidated Financial Statements

Seadrill Limited
UNAUDITED CONSOLIDATED STATEMENTS OF CASH FLOWS
for the period from February 23, 2022 through September 30, 2022 (Successor), period from January 1, 2022 through February 22, 2022 (Predecessor) and nine months ended September 30, 2021 (Predecessor)

	Successor	Predecessor
(In $ millions)	Period from February 23, 2022 through September 30, 2022	Period from January 1, 2022 through February 22, 2022	Nine months ended September 30, 2021
Cash Flows from Operating Activities
Net (loss)/profit	(48)	3,706	(691)
Net (loss)/profit from continuing operations	(50)	3,739	(615)
Net profit/(loss) from discontinued operations	2	(33)	(76)
Net operating net profit/(loss) adjustments related to discontinued operations (1)	1	38	84
Adjustments to reconcile net profit/(loss) to net cash used in operating activities:
Depreciation	68	17	95
Amortization of unfavorable and favorable contracts	22	—	—
Gain on disposals	(1)	(2)	(22)
Loss on impairment of intangible assets	—	—	152
Share in results from associated companies (net of tax)	7	2	(3)
Deferred tax loss/(benefit)	2	(4)	1
Unrealized gain on derivative	(8)	(1)	—
Payment in kind interest	30	—	—
Amortization of discount on debt	(1)	7	73
Unrealized foreign exchange loss/(gain)	3	(6)	2
Non-cash (gain)/loss reorganization items, net	—	(3,487)	168
Fresh Start valuation adjustments	—	(266)	—
Change in allowance for credit losses	—	(1)	47
Other cash movements in operating activities
Payments for long-term maintenance	(59)	(2)	(31)
Repayments made under failed sales and leaseback arrangements	—	(11)	(40)
Changes in operating assets and liabilities, net of effect of acquisitions and disposals
Trade accounts receivable	26	(11)	(7)
Trade accounts payable	22	—	13
Prepaid expenses/accrued revenue	(19)	—	5
Deferred revenue	(1)	(18)	8
Deferred mobilization costs	(75)	(4)	(6)
Related party receivables	(20)	(13)	(19)
Related party payables	—	—	3
Other assets	30	(4)	(19)
Other liabilities	9	4	72
Net cash flows used in operating activities	(12)	(56)	(115)

Cash Flows from Investing Activities
Additions to drilling units and equipment	(108)	(18)	(24)
Proceeds from disposal of assets	1	2	18
Funds advanced to discontinued operations	(16)	(20)	—
Impact on cash from deconsolidation of discontinued operation	—	(94)	—
Cash flows from investing activities (discontinued operations)	(30)	—	(38)
Net cash flows used in investing activities	(153)	(130)	(44)

(1) Relates to adjustments made to the net income/loss from discontinued operations to reconcile to net cash flows from operating activities from discontinued operations. The adjustments reconcile net loss to net cash used in operating activities, other cash movements in operating activities, and changes in operating assets and liabilities, net of the effect of acquisitions and disposals. The net cash used in operating activities for the successor period from February 23, 2022 through September 30, 2022 was $3 million and for the predecessor period from January 1, 2022 through February 22, 2022 was $5 million provided by. (Nine months ended September 30, 2021 (Predecessor): $8 million provided by).

Seadrill Limited
UNAUDITED CONSOLIDATED STATEMENTS OF CASH FLOWS
for the period from February 23, 2022 through September 30, 2022 (Successor), period from January 1, 2022 through February 22, 2022 (Predecessor) and nine months ended September 30, 2021 (Predecessor)

	Successor	Predecessor
(In $ millions)	Period from February 23, 2022 through September 30, 2022	Period from January 1, 2022 through February 22, 2022	Nine months ended September 30, 2021
Cash Flows from Financing Activities
Proceeds from debt	—	175	—
Proceeds from convertible bond issuance	—	50	—
Repayments of secured credit facilities	—	(160)	—
Cash flows from financing activities (discontinued operations)	16	20	—
Net cash provided by financing activities	16	85	—

Effect of exchange rate changes on cash	(3)	6	(2)
Net decrease in cash and cash equivalents, including restricted cash	(152)	(95)	(161)
Cash and cash equivalents, including restricted cash, at beginning of the period	509	604	723
Included in cash and cash equivalents and restricted cash per the balance sheet	490	516	652
Included in assets of discontinued operations	19	88	71
Cash and cash equivalents, including restricted cash, at the end of period	357	509	562
Included in cash and cash equivalents and restricted cash per the balance sheet	349	490	521
Included in assets of discontinued operations	8	19	41

Supplementary disclosure of cash flow information
Interest paid	(31)	—	—
Taxes paid	(9)	(1)	(5)
Reorganization items, net paid	(11)	(56)	(49)

The accompanying notes form an integral part of these Unaudited Consolidated Financial Statements

Seadrill Limited
UNAUDITED CONSOLIDATED STATEMENTS OF CHANGES IN EQUITY
for the period from February 23, 2022 through September 30, 2022 (Successor), period from January 1, 2022 through February 22, 2022 (Predecessor) and nine months ended September 30, 2021 (Predecessor)

(In $ millions)	Common shares	Additional paid-in capital	Accumulated other comprehensive loss	Retained loss	Total deficit
Balance as at January 1, 2021 (Predecessor)	10	3,504	(26)	(6,628)	(3,140)
Net loss from continuing operations	—	—	—	(301)	(301)
Net loss from discontinued operations	—	—	—	(10)	(10)
Balance as at March 31, 2021 (Predecessor)	10	3,504	(26)	(6,939)	(3,451)
Net loss from continuing operations	—	—	—	(259)	(259)
Net loss from discontinued operations	—	—	—	(35)	(35)
Other comprehensive income from discontinued operations	—	—	5	—	5
Balance as at June 30, 2021 (Predecessor)	10	3,504	(21)	(7,233)	(3,740)
Net loss from continuing operations	—	—	—	(55)	(55)
Net loss from discontinued operations	—	—	—	(31)	(31)
Other comprehensive income from discontinued operations	—	—	1	—	1
Balance as at September 30, 2021 (Predecessor)	10	3,504	(20)	(7,319)	(3,825)

Seadrill Limited
UNAUDITED CONSOLIDATED STATEMENTS OF CHANGES IN EQUITY
for the period from February 23, 2022 through September 30, 2022 (Successor), period from January 1, 2022 through February 22, 2022 (Predecessor) and nine months ended September 30, 2021 (Predecessor)

(In $ millions)	Predecessor Common shares	Predecessor Additional paid-in capital	Successor Common shares	Successor Additional paid-in capital	Accumulated other comprehensive loss	Retained (loss)/profit	Total (deficit)/ equity
Balance as at January 1, 2022 (Predecessor)	10	3,504	—	—	(15)	(7,215)	(3,716)
Other comprehensive income from continued operations	—	—	—	—	1	—	1
Other comprehensive loss from discontinued operations	—	—	—	—	(3)	—	(3)
Recycling of PES AOCI on deconsolidation	—	—	—	—	16	—	16
Net loss from continuing operations	—	—	—	—	—	(74)	(74)
Net loss from discontinued operations	—	—	—	—	—	(33)	(33)
Balance as at February 22, 2022 (Predecessor)	10	3,504	—	—	(1)	(7,322)	(3,809)
Net gain from reorganization adjustments	—	—	—	1,495	—	3,571	5,066
Net gain from Fresh Start adjustments	—	—	—	—	—	242	242
Issuance of Successor common stock	—	—	—	4	—	(4)	—
Cancellation of Predecessor equity	(10)	(3,504)	—	—	1	3,513	—
Balance as at February 23, 2022 (Successor)	—	—	—	1,499	—	—	1,499
Net income from continuing operations	—	—	—	—	—	4	4
Net income from discontinued operations	—	—	—	—	—	—	—
Balance as at March 31, 2022 (Successor)	—	—	—	1,499	—	4	1,503
Net loss from continuing operations	—	—	—	—	—	(36)	(36)
Net income from discontinued operations	—	—	—	—	—	—	—
Other comprehensive income	—	—	—	—	3	—	3
Balance as at June 30, 2022 (Successor)	—	—	—	1,499	3	(32)	1,470
Net loss from continuing operations	—	—	—	—	—	(18)	(18)
Net income from discontinued operations	—	—	—	—	—	2	2
Balance as at September 30, 2022 (Successor)	—	—	—	1,499	3	(48)	1,454

The accompanying notes form an integral part of these Unaudited Consolidated Financial Statements

Seadrill Limited
NOTES TO UNAUDITED CONSOLIDATED FINANCIAL STATEMENTS

Note 1 – General information
Seadrill Limited is incorporated in Bermuda. We provide offshore drilling services to the oil and gas industry. As at September 30, 2022 we owned 21 drilling rigs, leased one rig from SFL Corporation ("SFL"), and managed a further seven rigs that are owned by third parties: five rigs owned by SeaMex and two rigs owned by Sonangol. As described in note 28 - Subsequent Events, we sold seven rigs in October 2022, reducing the number of owned rigs to 14. Our fleet consists of drillships, jackup rigs and semi-submersible rigs for operations in shallow and deepwater areas, as well as benign and harsh environments.
As used herein, the term "Predecessor" refers to the financial position and results of operations of Seadrill Limited prior to, and including, February 22, 2022. This is also applicable to terms "we", "our", "Group" or "Company" in the context of events on and prior to February 22, 2022. As used herein, the term "Successor" refers to the financial position and results of operations of Seadrill Limited (previously Seadrill 2021 Limited) after February 22, 2022 ("the Effective Date"). This is also applicable to terms "new Successor", "we", "our", "Group" or "Company" in the context of events after February 23, 2022 (Successor).
The use herein of such terms as "Group", "organization", "we", "us", "our" and "its", or references to specific entities, is not intended to be a precise description of corporate relationships.
Emergence from Chapter 11 proceedings
On February 22, 2022 (Predecessor), Seadrill Limited and certain of its subsidiaries which filed voluntary petitions for reorganization under Chapter 11 of the United States Bankruptcy Code in the Bankruptcy Court ("Debtors"), completed its comprehensive restructuring and emerged from Chapter 11 proceedings. Please refer to Note 3 - "Chapter 11" for further details.
In our report at June 30, 2021 (Predecessor), we had raised a substantial doubt as to our ability to continue as a going concern as a result of the fact that we were in Chapter 11 proceedings and there was a degree of inherent risk associated with being in bankruptcy and whether the Plan of Reorganization would be confirmed. Having now emerged from Chapter 11 proceedings and with access to exit financing, we believe that cash on hand, contract and other revenues will generate sufficient cash flows to fund our anticipated debt service and working capital requirements for the next twelve months. Therefore, there is no longer a substantial doubt over our ability to continue as a going concern for at least the next twelve months following the date of issue of the financial statements.
Basis of presentation
The Consolidated Financial Statements are presented in accordance with generally accepted accounting principles in the United States of America ("US GAAP"). The amounts are presented in United States dollar ("US dollar", "$" or "US$") rounded to the nearest million, unless otherwise stated.
The accompanying Consolidated Financial Statements include the financial statements of Seadrill Limited, its consolidated subsidiaries, and any variable interest entity in which we are the primary beneficiary.
The accompanying unaudited interim financial statements, in the opinion of management, include all material adjustments that are considered necessary for a fair statement of the Company’s financial statements in accordance with generally accepted accounting principles in the United States of America. The accompanying unaudited interim financial statements do not include all of the disclosures required in complete annual financial statements. These financial statements should be read in conjunction with our annual financial statements filed with the SEC on Form 20-F for the year ended December 31, 2021 (Predecessor) (SEC File No. 001-39327).
The financial information in this report has been prepared on the basis that we will continue as a going concern, which presumes that we will be able to realize our assets and discharge our liabilities in the normal course of business as they come due.
Basis of consolidation
We consolidate entities in which we control directly or indirectly more than 50% of the voting rights. We also consolidate entities in which we hold a variable interest where we are the primary beneficiary of the entity. Subsidiaries, even if fully owned, are excluded from the Consolidated Financial Statements if we are not the primary beneficiary under the variable interest model. All intercompany balances and transactions have been eliminated.
Fresh Start accounting
Upon emergence from bankruptcy on February 22, 2022 (the "Effective Date"), in accordance with ASC 852, Reorganizations ("ASC 852"), Seadrill Limited qualified for Fresh Start accounting and became a new entity for financial reporting purposes. We allocated the reorganization value resulting from Fresh Start accounting in accordance with the purchase price allocation performed as of the Effective Date. Refer to Note 4 - "Fresh Start accounting" for further details.
Significant accounting policies
The accounting policies adopted in the preparation of the unaudited interim financial statements are consistent with those followed in the preparation of our annual audited Consolidated Financial Statements for the year ended December 31, 2021.
Within the comparative periods presented in these financial statements, Seadrill had not incurred significant rig reactivation costs, and therefore we had not disclosed our accounting policy for rig reactivations in the Consolidated Financial Statements for the year ended December 31, 2021. Though not a change in accounting policy, due to the significant increase in rig reactivation activity starting in the first half of 2022, management has therefore disclosed below our current accounting policy for these costs.

Seadrill Limited
NOTES TO UNAUDITED CONSOLIDATED FINANCIAL STATEMENTS
Rig reactivation project costs
Most reactivation costs are capitalized. The incremental cost of equipment depreservation activities and one-time major equipment overhaul or replacement of systems and equipment, certain directly identifiable personnel costs and costs to move rigs from stacking locations to the shipyards are capitalized and depreciated over the remaining lives of the rigs. General and administrative and overhead costs related to reactivation projects are accounted for as operating expenses.
Rig upgrade costs that increase the marketability of the rig beyond the current contract are depreciated over the remaining lives of the rigs. Costs incurred to install equipment or modify to current rig specifications that will not increase the marketability of the rig beyond the current contract, and rig mobilization costs, are deferred and amortized over the initial contract period.
The cost of reactivation project related long-term maintenance (LTM) activities such as major classification surveys and other major certifications are capitalized and depreciated over a period of between 2 and 5 years (depending on the period covered by the re-certification).
Note 2 – Recent accounting pronouncements
Recently adopted accounting standards
We adopted the following accounting standard update ("ASUs") since the reporting date of our Form 20-F report (for the year ended December 31, 2021 (Predecessor)), which had no impact on our Consolidated Financial Statements.
ASU 2020-06 - Debt with Conversion and Other Options (Subtopic 470-20) and Derivatives and Hedging
Simplifies the guidance in U.S. GAAP on the issuer’s accounting for convertible debt instruments. Under current guidance, applying the separation models in ASC 470-20 to convertible instruments with a beneficial conversion feature or a cash conversion feature involves the recognition of a debt discount, which is amortized to interest expense. The elimination of these models will reduce reported interest expense and increase reported net income for entities that have issued a convertible instrument that was within the scope of those models before the adoption of ASU 2020-06. Seadrill does not have any instruments with beneficial conversion or cash conversion feature. Accordingly, adoption of this standard had no impact on the financial statements.
ASU 2021-05 - Lessors - Certain Leases with Variable Lease Payments
Requires a lessor to classify a lease with variable lease payments that do not depend on an index or rate (hereafter referred to as “variable payments”) as an operating lease on the commencement date of the lease if specified criteria are met. Seadrill does not have any sales-type or direct financing leases.
ASU 2021-08 - Accounting for Contract Assets and Contract Liabilities from Contracts with Customers
Requires contract assets and liabilities (i.e., deferred revenue) acquired in a business combination to be recognized and measured on the acquisition date in accordance with ASC 606. The Company elected to early adopt and apply this standard as of January 1, 2022 as it is relevant to the emergence from Chapter 11 bankruptcy and application of fresh-start accounting. The Company’s deferred revenues balances were evaluated on the basis of ASC 606 at the measurement date (in accordance with ASU 2021-08). No adjustment was made on transition.
ASU 2022-03 - Fair Value Measurement of Equity Securities Subject to Contractual Sale Restrictions
Clarifies that a “contractual sale restriction prohibiting the sale of an equity security is a characteristic of the reporting entity holding the equity security” and is not included in the equity security's unit of account. Accordingly, an entity should not consider the contractual sale restriction when measuring the equity security’s fair value (i.e., the entity should not apply a discount related to the contractual sale restriction). In addition, the ASU prohibits an entity from recognizing a contractual sale restriction as a separate unit of account. Seadrill does not apply any discounts related to contractual sale restrictions.
ASU 2022-04 - Liabilities - Supplier Finance Programs
The amendments in this ASU address investor and other financial statement user requests for additional information about the use of supplier finance programs by the buyer party to understand the effect of those programs on an entity’s working capital, liquidity, and cash flows. Seadrill does not have any supplier finance programs.
Recently issued accounting standards
There are currently no recently issued ASUs that are expected to affect our Consolidated Financial Statements and related disclosures in future periods.
Note 3 - Chapter 11
Seadrill Chapter 11 Process
i. Chapter 11 filing
The Debtors filed voluntary petitions for reorganization under the Chapter 11 proceedings in the Bankruptcy Court on February 7, 2021 and February 10, 2021 (the “Petition Date”). These filings triggered a stay on enforcement of remedies with respect to our debt obligations.
These filings excluded the Seadrill New Finance Limited group ("NSNCo"), as Seadrill and the NSNCo noteholders negotiated a refinancing outside of this bankruptcy.
ii. Plan of Reorganization

Seadrill Limited
NOTES TO UNAUDITED CONSOLIDATED FINANCIAL STATEMENTS
On July 23, 2021, the Company entered into a Plan Support and Lock-Up Agreement (the “Plan Support Agreement”) with certain holders of claims under the Company’s 12 prepetition credit facilities (the “Prepetition Credit Agreements”), and Hemen Holdings Ltd (“Hemen”). On July 24, 2021, the Company filed the first versions of the Joint Chapter 11 Plan of Reorganization and Disclosure Statement. On August 31, 2021, the Company filed the First Amended Plan of Reorganization and the First Amended Disclosure Statement (the “Disclosure Statement”) and on September 2, 2021, the Court approved the First Amended Disclosure Statement (as Modified) and the solicitation of the Plan of Reorganization. On October 11, 2021, the Company’s creditor classes voted to accept the plan of reorganization. On October 26, 2021, Seadrill’s Plan of Reorganization (the “Plan”) was confirmed by the U.S. Bankruptcy Court for the Southern District of Texas.
iii. Amendment to terms of existing facilities
The Plan, among other things, provided that holders of allowed Credit Agreement claims (a) received $683 million (adjusted for the Asia Offshore Drilling Limited ("AOD") cash out option) of take-back debt (the “New Second Lien Facility”) and (b) were entitled to participate in a $300 million new-money raise under the New First Lien Facility, and (c) received 83.00% of pre-diluted equity in successor Seadrill on account of their allowed Credit Agreement claims, and 16.75% of equity in successor Seadrill for such holders participation in a rights offering (the “Rights Offering”).
iv. Rights Offering and backstop of new $300 million facility
Holders of the subscription rights, which included the backstop parties (the “Backstop Parties” and together, the “Rights Offering Participants”), received the right to lend up to $300 million under the New First Lien Facility. The Rights Offering Participants also received, in consideration for their participation in the Rights Offering, 12.50% of the issued and outstanding pre-diluted New Seadrill Common Shares as of the Effective Date. The New First Lien Facility was structured as (i) a $175 million term loan (the “Term Loan Facility”) and (ii) a $125 million revolving credit facility.
As consideration for the backstop commitment of each Backstop Party, the Backstop Parties were (a) issued 4.25% of the issued and outstanding pre-diluted New Seadrill Common Shares as of the Effective Date (the “Equity Commitment Premium”); and (b) paid in cash a premium (the “Commitment Premium”) equal to 7.50% of the $300 million in total commitments under the New First Lien Facility. The Commitment Premium was revised to $20 million and paid within one business day following the backstop approval order on October 27, 2021.
v. Hemen $50 million convertible bond
$50 million convertible bonds (the “Convertible Bonds”) were issued to Hemen at par upon emergence. The bonds are convertible into the conversion shares (the “Conversion Shares”) in an amount equal to 5.00% of the fully-diluted New Seadrill Common Shares. The principal amount of the Bonds is convertible (in full not part) into the Conversion Shares at the option of the lender at any time during the conversion period, being the period from the earlier of (i) the date on which the Issuer’s ordinary shares are listed and begin trading on the NYSE and (ii) the date on which the Issuer’s ordinary shares are listed and begin trading on the OSE (the “Conversion Period”).
Management considered the accounting treatment for the Conversion using the embedded derivative model, substantial premium model, and the no proceeds allocated model. The Company determined that on the Effective Date that the substantial premium model was applicable, and the recognition of the Convertible Bonds should follow the treatment prescribed under this model. Pursuant to the substantial premium model, the principal was recorded as a liability at par and the excess premium was recorded to additional paid-in-capital. Upon conversion, the Company will reclassify the liability component to equity with no gain or loss recognized.
vi. Emergence and New Seadrill equity allocation table
Seadrill met the requirements of the Plan and emerged from Chapter 11 proceedings on the Effective Date.
Under the Plan and prior to any equity dilution on conversion of the convertible bond, the Company issued 83.00% of the Company’s equity to Credit Agreement claimants, 12.50% to the Rights Offering Participants, 4.25% to the Backstop Parties through the Equity Commitment Premium, and the remaining 0.25% to Class 9 Predecessor shareholders. The breakout shown below shows the equity allocation before and after the conversion of the convertible bond.

Recipient of Shares	Number of shares	% allocation	Equity dilution on conversion of convertible bond
Allocation to predecessor senior secured lenders	41,499,999	83.00%	78.85%
Allocation to new money lenders - holders of subscription rights	6,250,001	12.50%	11.87%
Allocation to new money lenders - backstop parties	2,125,000	4.25%	4.04%
Allocation to predecessor shareholders	124,998	0.25%	0.24%
Allocation to convertible bondholder	—	—%	5.00%
Total shares issued on emergence	49,999,998	100.00%	100.00%
NSNCo Restructuring
As part of Seadrill’s wider process, NSNCo, the holding company for investments in SeaMex, Seabras Sapura, and Archer, concluded a separate restructuring process on January 20, 2022.

Seadrill Limited
NOTES TO UNAUDITED CONSOLIDATED FINANCIAL STATEMENTS
The restructuring was achieved using a pre-packaged Chapter 11 process and had the following major impacts:
1.     Holders of the senior secured notes issued by NSNCo released Seadrill from all guarantees and securities previously provided by Seadrill in respect of the notes;
2.     Seadrill sold 65% of its equity interest in NSNCo to the holders of NSNCo senior secured notes. Seadrill's equity interest thereby decreased to 35% which was recognized as an equity method investment; and
3.     Reinstatement of the notes in full on amended terms.
Related to the NSNCo restructuring, the noteholders also financed a restructuring of the bank debt of the SeaMex joint venture. This enabled NSNCo to subsequently acquire a 100% equity interest in the SeaMex joint venture by way of a credit bid, which was executed on November 2, 2021.
Upon effectiveness of NSNCo's bankruptcy on January 20, 2022, Seadrill sold 65% of its equity interest in NSNCo, recognizing its 35% retained interest as an equity method investment. The ceding of control occurred 9 days prior on January 11, 2022, the petition date when the Bankruptcy Court first assumed the power to approve all significant actions in the entity. Separately, the determination of held-for-sale and discontinued operations was made at year end and described in the 2021 Form 20-F. Subsequent to its emergence from its pre-packaged bankruptcy, NSNCo was renamed Paratus Energy Services Ltd ("Paratus" or "PES").
Renegotiation of leases with SFL
Under the sale and leaseback arrangements with certain subsidiaries of SFL Corporation Ltd (“SFL”), the semi-submersible rigs West Taurus and West Hercules and the jackup rig West Linus were leased to certain wholly owned Seadrill entities under long term charter agreements. The Chapter 11 proceedings afforded Seadrill the option to reject or amend the leases.
On March 9, 2021, the West Taurus lease rejection motion was approved by the Bankruptcy Court, and the rig was redelivered to SFL on May 6, 2021, in accordance with the West Taurus settlement agreement. The lease termination led to a remeasurement of the outstanding amounts due to SFL held within liabilities subject to compromise to the claim value which was settled at emergence.
On August 27, 2021, the Bankruptcy Court of the Southern District of Texas entered an approval order for an amendment to the original SFL Hercules charter. The amended charter was accounted for as an operating lease, resulting in the recognition of a ROU asset and an associated lease liability. The removal of the call options and purchase obligations meant that sale recognition was no longer precluded.
On February 19, 2022, Seadrill signed a transition agreement with SFL pursuant to which the West Linus rig will be redelivered to SFL upon assignment of the ConocoPhillips drilling contract to SFL. The interim transition bareboat agreement with SFL provides that Seadrill will continue to operate the West Linus until the rig is delivered back to SFL for a period of time estimated to last approximately 6 to 9 months from Seadrill’s emergence. The amended charter no longer contains a purchase obligation and resulted in the derecognition of the rig asset of $175 million and a liability of $161 million at emergence from Chapter 11 proceedings on February 22, 2022. Additionally, $7 million of cash held as collateral was returned to SFL. The interim transition bareboat agreement was accounted for as a short-term operating lease.
Other matters
i. Liabilities subject to compromise
Liabilities subject to compromise distinguish prepetition liabilities which may be affected by the Chapter 11 proceedings from those that will not. The liabilities held as subject to compromise prior to the Company's emergence from Chapter 11 proceedings are disclosed on a separate line on the consolidated balance sheet.
Liabilities subject to compromise prior to emergence from Chapter 11 proceedings, as presented on the consolidated balance sheet at February 22, 2022 immediately prior to emergence, included the following:

(In $ millions)	February 22, 2022 (Predecessor)
Senior under-secured external debt	5,662
Accounts payable and other liabilities	35
Accrued interest on external debt	34
Amounts due to SFL Corporation under leases for the West Taurus and West Linus	506
Liabilities subject to compromise	6,237
Attributable to:
Continuing operations	6,119
Discontinued operations	118
ii. Interest expense
The Debtors discontinued recording interest on the under-secured debt facilities from the Petition Date, in line with the guidance of ASC 852-10. Contractual interest on liabilities subject to compromise not reflected in the Consolidated Statements of Operations was $48 million for the period from January 1, 2022 through February 22, 2022 (Predecessor) and $298 million for the period from February 10, 2021 to December 31, 2021 (Predecessor).

Seadrill Limited
NOTES TO UNAUDITED CONSOLIDATED FINANCIAL STATEMENTS
iii. Reorganization items, net
Incremental costs incurred directly as a result of the bankruptcy filing and any gains or losses on adjustment to the expected allowed claim value under the plan of reorganization are classified as "Reorganization items, net" in the Consolidated Statements of Operations. The following table summarizes the reorganization items recognized in the three months ended September 30, 2022 (Successor), the period from February 23, 2022 through September 30, 2022 (Successor), period from January 1, 2022 through February 22, 2022 (Predecessor), and three and nine months ended September 30, 2021 (Predecessor).

	Successor	Predecessor	Successor	Predecessor
(In $ millions)	Three months ended September 30, 2022	Three months ended September 30, 2021	Period from February 23, 2022 through September 30, 2022	Period from January 1, 2022 through February 22, 2022	Nine months ended September 30, 2021
Gain on settlement of liabilities subject to compromise (a)	—	—	—	3,581	—
Fresh Start valuation adjustments (b)	—	—	—	242	—
Loss on deconsolidation of Paratus Energy Services (c)	—	—	—	(112)	—
Advisory and professional fees (d)	(3)	(36)	(12)	(44)	(88)
Gain on write-off of related party payables	—	5	—	—	13
Expense of predecessor Directors & Officers insurance policy	—	—	—	(17)	—
Remeasurement of terminated lease to allowed claim	—	—	—	—	(186)
Interest income on surplus cash	—	2	—	1	2
Total reorganization items, net	(3)	(29)	(12)	3,651	(259)
Attributable to:
Continuing operations	(3)	(24)	(12)	3,683	(250)
Discontinued operations	—	(5)	—	(32)	(9)
a.Gain on liabilities subject to compromise
On emergence from Chapter 11 proceedings, we settled liabilities subject to compromise in accordance with the Plan. This includes extinguishment of our secured external debt and amounts due under our sale and leaseback agreements with SFL Corporation. Refer to Note 4 - "Fresh Start accounting" for further information.
b.     Fresh Start valuation adjustments
On emergence from Chapter 11 proceedings and under the application of Fresh Start accounting, we allocated the reorganization value to our assets and liabilities based on their estimated fair values. The effects of the application of Fresh Start accounting applied as of February 22, 2022. The new basis of our assets and liabilities are reflected in the Consolidated Balance Sheet at September 30, 2022 (Successor) and the related adjustments were recorded in the Consolidated Statements of Operations in the Predecessor. Refer to Note 4 - "Fresh Start accounting" for further information.
c.     Loss on deconsolidation of Paratus Energy Services Ltd
The loss on deconsolidation reflects the impact of the sale of 65% of Seadrill's interest in Paratus Energy Services Ltd (formerly NSNCo), as we deconsolidated the carrying value of the net assets of Paratus and recorded the 35% retained interest at fair value. The difference between the net assets deconsolidated and retained 35% interest represents a loss on deconsolidation.

(In $ millions)	January 20, 2022
Carrying value of Paratus Energy Services Ltd equity at January 20, 2022	(152)
Fair value of retained 35% interest in Paratus Energy Services Ltd	56
Reclassification of NSNCo accumulated other comprehensive losses to income on disposal	(16)
Loss on deconsolidation of Paratus Energy Services Ltd	(112)
d.     Advisory and professional fees
Professional and advisory fees incurred for post-petition Chapter 11 expenses. Professional and advisory expenses have been incurred post-emergence but relate to our Chapter 11 proceedings.
Note 4 - Fresh Start accounting
Fresh Start accounting
Upon emergence from bankruptcy, Seadrill qualified for and adopted Fresh Start accounting in accordance with the provisions set forth in ASC 852, which resulted in a new entity, the Successor, for financial reporting purposes, with no beginning retained earnings or loss as of the Effective Date.

Seadrill Limited
NOTES TO UNAUDITED CONSOLIDATED FINANCIAL STATEMENTS
The criteria requiring Fresh Start accounting are: (i) the reorganization value of the Seadrill’s assets immediately prior to confirmation of the Plan was less than the total of all post-petition liabilities and allowed claims and (ii) the holders of the then-existing voting shares of the Predecessor (or legacy entity prior to the Effective Date) received less than 50% of the voting shares of the Successor outstanding upon emergence from bankruptcy.
Fresh Start accounting requires a reporting entity to present its assets, liabilities, and equity at their reorganization value amounts as of the date of emergence from bankruptcy on February 22, 2022. However, the Company will continue to present financial information for any periods before the adoption of Fresh Start accounting for the Predecessor. The Predecessor and Successor Companies lack comparability, as is required in ASC Topic 205, Presentation of Financial Statements (“ASC 205”). ASC 205 states that financial statements are required to be presented comparably from year to year, with any exceptions to comparability clearly disclosed. Therefore, “black-line” financial statements are presented to distinguish between the Predecessor and Successor Companies.
Reorganization Value
Under Fresh Start accounting, we allocated the reorganization value to Seadrill's individual assets based on their estimated fair values in conformity with ASC Topic 805, Business Combinations (''ASC 805''), and ASC Topic 820, Fair Value Measurement. Deferred income taxes were calculated in conformity with ASC Topic 740, Income Taxes (''ASC 740''). Reorganization value is viewed as the value of the reconstituted entity before considering liabilities and it approximates the amount a willing buyer would pay for the assets of the entity immediately after the restructuring.
Enterprise value represents the estimated fair value of an entity’s shareholders’ equity plus long-term debt and other interest-bearing liabilities less unrestricted cash and cash equivalents. As set forth in the Disclosure Statement approved by the Bankruptcy Court, the valuation analysis resulted in an enterprise value between $1,795 million and $2,396 million, with a mid-point of $2,095 million. For U.S. GAAP purposes, we valued the Successor’s individual assets, liabilities, and equity instruments using valuation models and determined the value of the enterprise was $2,095 million as of the Effective Date, which fell in line within the forecasted enterprise value ranges approved by the Bankruptcy Court. Specific valuation approaches and key assumptions used to arrive at reorganization value, and the value of discrete assets and liabilities resulting from the application of Fresh Start accounting, are described in greater detail within the valuation process below.
The following table reconciles the enterprise value to the estimated fair value of the Successor’s common shares as of the Effective Date:

(In $ millions, except per share amount)	As at February 23, 2022 (Successor)
Enterprise value	2,095
Plus: Cash and cash equivalents at emergence	355
Less: Fair value of long-term debt	(951)
Implied value of Successor equity	1,499
Shares issued upon emergence	49,999,998
Per share value (US$)	29.98
The following table reconciles enterprise value to the reorganization value of the Successor (i.e., value of the total assets of the Successor) as of the Effective Date:

(In $ millions)	As at February 23, 2022 (Successor)
Enterprise value	2,095
Plus: Cash and cash equivalents at emergence	355
Plus: Non-interest-bearing current liabilities	350
Plus: Non-interest-bearing non-current liabilities	179
Total value of Successor Entity's assets on Emergence	2,979
The enterprise value and corresponding equity value are derived from expected future financial results set forth in our valuations, as well as the realization of certain other assumptions. All estimates, assumptions, valuations and financial projections, including the fair value adjustments, the enterprise value and equity value projections, are inherently subject to significant uncertainties and the resolution of contingencies beyond our control. Accordingly, the estimates, assumptions, valuations or financial projections may not be realized and actual results could vary materially.
Valuation Process
To apply Fresh Start accounting, we conducted an analysis of the Consolidated Balance Sheet to determine if any of our net assets would require a fair value adjustment as of the Effective Date. The results of our analysis indicated that our drilling units, equipment, drilling and management services contracts, leases, investments in associated companies, certain working capital balances and long-term debt would require a fair value adjustment on the Effective Date. Any deferred tax on the fair value adjustments have been made in accordance with ASC 740. The rest of our net assets were determined to have carrying values that approximated fair value on the Effective Date. Further details regarding the valuation process are described below.

Seadrill Limited
NOTES TO UNAUDITED CONSOLIDATED FINANCIAL STATEMENTS
i. Drilling units
Seadrill's principal assets comprise its fleet of drilling units. For the working fleet, we determined the fair value of drilling units based primarily on an income approach utilizing a discounted cash flow analysis. For long-term cold stacked units, we have applied a market approach methodology. Assumptions used in our assessment of the discounted free cash flows included, but were not limited to, the contracted and market dayrates, operating costs, overheads, economic utilization, effective tax rates, capital expenditures, working capital requirements, and estimated useful economic lives.
The cash flows were discounted at a market participant weighted average cost of capital (“WACC”), which was derived from a blend of market participant after-tax cost of debt and market participant cost of equity and computed using public share price information for similar offshore drilling market participants, certain U.S. Treasury rates, and certain risk premiums specific to the assets of the Company. For rigs expected to be long-term stacked, the market approach was used to estimate the fair value of the assets which involved gathering and analyzing recent market data of comparable assets.
ii. Capital Spares and Equipment
The valuation of our capital spares and equipment, including spare parts and capitalized IT software, was determined utilizing the cost approach, in which the estimated replacement cost of the assets was adjusted for physical depreciation and economic obsolescence.
iii. Drilling and management services contracts
We recognized both favorable and unfavorable contracts based on the income approach utilizing a discounted cash flow analysis, comparing the signed contractual dayrate against the global contract assumptions applied in our drilling unit fair value assessment. The cash flows were discounted at an adjusted market participant WACC.
The management services contracts were fair valued based on an excess earnings methodology, adjusted for the incremental cost of services, working capital, tax, and contributory asset charges, with future cash flows discounted at an adjusted market participant WACC.
For the management incentive fee payable to Seadrill as part of the management service agreement with Paratus, an option pricing model was used to estimate the fair value of the fee.
iv. Leases
The fair value of the West Linus and West Hercules leases were estimated by comparing against assumed global market contract assumptions over the same time period.
v. Investments in associated companies
The fair value of the equity investments in associated companies was based primarily on the income approach, using projected discounted cash flows of the underlying assets, a risk-adjusted discount rate, and an estimated tax rate.
vi. Long-term debt
The fair values of the New Term Loan Facility and New Second Lien Facility were determined using relevant market data as of the Effective Date and the terms of each of the respective instruments. Given the interest rates for both facilities were outside of the range of assumed market rates, we selected discount rates based on the data and used a yield to worst case analysis to estimate the fair values of the respective instruments.
The fair value of the Convertible Bonds was split in two components: (i) straight debt and (ii) conversion option. The straight debt component was derived through a discounted cash flow analysis. The conversion option component was based on an option pricing model, which forecasts equity volatility and compares the potential conversion redemption against equity movements in industry peers.

Seadrill Limited
NOTES TO UNAUDITED CONSOLIDATED FINANCIAL STATEMENTS
Consolidated Balance Sheet
The adjustments included in the following Consolidated Balance Sheet reflect the consummation of the transactions contemplated by the Plan and carried out by the Company (“Reorganization Adjustments”) and the fair value adjustments as a result of the application of Fresh Start accounting (“Fresh Start Adjustments”). The explanatory notes provide additional information with regard to the adjustments recorded, the methods used to determine fair value and significant assumptions or inputs.

	February 22, 2022					February 23, 2022
(In $ millions)	Predecessor	Reorganization Adjustments		Fresh Start Adjustments		Successor
ASSETS
Current assets
Cash and cash equivalents	281	74	(a)	−		355
Restricted cash	135	(50)	(b)	−		85
Accounts receivable, net	201	−		−		201
Amount due from related parties, net	42	−		−		42
Other current assets (u)	206	(17)	(c)	31	(k)	220
Total current assets	865	7		31		903
Non-current assets
Investment in associated companies	81	−		(17)	(l)	64
Drilling units (u)	1,778	(175)	(d)	279	(m)	1,882
Restricted cash	69	−		−		69
Deferred tax assets	9	−		1	(n)	10
Equipment	11	−		(2)	(o)	9
Other non-current assets (u)	13	−		29	(p)	42
Total non-current assets	1,961	(175)		290		2,076
Total assets	2,826	(168)		321		2,979
LIABILITIES AND EQUITY
Current liabilities
Trade accounts payable	59	−		−		59
Other current liabilities	222	52	(e)	17	(q)	291
Total current liabilities	281	52		17		350
Liabilities subject to compromise (u)	6,237	(6,237)	(f)	−		−
Non-current liabilities
Long-term debt	−	951	(g)	−		951
Deferred tax liabilities	7	−		(1)	(r)	6
Other non-current liabilities	110	−		63	(s)	173
Total non-current liabilities	117	951		62		1,130
EQUITY
Predecessor common shares of par value	10	(10)	(h)	−		−
Predecessor additional paid-in capital	3,504	(3,504)	(h)	−		−
Accumulated other comprehensive loss	(1)	1	(h)	−		−
Retained (deficit)/earnings	(7,322)	7,080	(i)	242	(t)	−
Successor common shares of par value	−	−		−		−
Successor additional paid-in capital	−	1,499	(j)	−		1,499
Total shareholders’ (deficit)/equity	(3,809)	5,066		242		1,499
Total liabilities and equity	2,826	(168)		321		2,979

Seadrill Limited
NOTES TO UNAUDITED CONSOLIDATED FINANCIAL STATEMENTS
Reorganization Adjustments
(a)Reflects the net cash receipts that occurred on the Effective Date as follows:

(In $ millions)	February 22, 2022 (Predecessor)
Receipt of cash from the issuance of the Term Loan Facility	175
Receipt of cash from the issuance of the Convertible Bonds	50
Proceeds from the issuance of the New Second Lien Facility	683
Settlement of the Prepetition Credit Agreement	(683)
Payment of the AOD cash out option	(116)
Payment of success-based advisor fees	(28)
Payment of the arrangement & financing fee for the Term Loan Facility	(5)
Transfer of cash to restricted cash for the professional fee escrow account funding	(2)
Change in cash and cash equivalents	74
(b)Reflects the net restricted cash payments that occurred on the Effective Date as follows:

(In $ millions)	February 22, 2022 (Predecessor)
Payment of net scrap rig proceeds to holders of Prepetition Credit agreement claims	(45)
Return of cash collateral to SFL for the amended West Linus lease agreement	(7)
Cash transferred from unrestricted cash for the professional fee escrow account funding	2
Change in restricted cash	(50)
(c)Reflects the change in other current assets for the following activities:

(In $ millions)	February 22, 2022 (Predecessor)
Expense of Predecessor Directors & Officers insurance policy	(17)
Expense of the Commitment Premium and other capitalized debt issuance costs	(24)
Recognition of the right-of-use asset associated with the modified West Linus bareboat lease	24
Change in other current assets	(17)
(d)Reflects the change in drilling units for the derecognition of the West Linus of $175 million associated with modification of lease.
(e)Reflects the change in other current liabilities:

(In $ millions)	February 22, 2022 (Predecessor)
Accrued liability due to holders of Prepetition Credit agreement claims for sold rig proceeds	27
Recognition of lease liability and other accrued liability associated with the amended West Linus lease	25
Change in other current liabilities	52

Seadrill Limited
NOTES TO UNAUDITED CONSOLIDATED FINANCIAL STATEMENTS
(f)Liabilities subject to compromise were settled as follows in accordance with the Plan:

(In $ millions)	February 22, 2022 (Predecessor)
Senior under-secured external debt	5,662
Accounts payable and other liabilities	35
Accrued interest on external debt	34
Amounts due to SFL Corporation under leases for the West Taurus and West Linus	506
Total liabilities subject to compromise	6,237
Attributable to:
Continuing operations	6,119
Discontinued operations	118

Payment of the AOD cash out option	(116)
Issuance of the New Second Lien Facility	(717)
Premium associated with the Term Loan Facility	(9)
Debt issuance costs	(30)
Payment of the rig sale proceeds	(45)
Amounts due to Prepetition Credit agreement claims for sold rig proceeds not yet paid	(27)
Issuance of New Seadrill Common Shares to holders of Prepetition Credit Agreement claims	(1,244)
Issuance of New Seadrill Common Shares to the Rights Offering Participants	(187)
Issuance of New Seadrill Common Shares associated with the Equity Commitment Premium	(64)
Derecognition of West Linus rig and return of cash collateral	(182)
Reversal of the release of certain general unsecured operating accruals	(35)
Pre-tax gain on settlement of liabilities subject to compromise	3,581
(g)Reflects the changes in long-term debt for the following activities:

(In $ millions)	February 22, 2022 (Predecessor)
Issuance of the Term Loan Facility	175
Issuance of the New Second Lien Facility	683
Issuance of the Convertible Bonds	50
Record the premium on the Term Loan Facility and New Second Lien Facility	43
Change in long-term debt	951
(h)Reflects the cancellation of the Predecessor’s common shares, additional paid in capital, and accumulated other comprehensive income.
(i)Reflects the cumulative net impact on retained loss as follows:

(In $ millions)	February 22, 2022 (Predecessor)
Pre-tax gain on settlement of liabilities subject to compromise	3,581
Release of general unsecured operating accruals	35
Payment of success fees recognized on the Effective Date	(28)
Expense of Predecessor Directors & Officers insurance policy	(17)
Impact to net income	3,571
Cancellation of Predecessor common shares and additional paid in capital	3,513
Issuance of New Seadrill Common Shares to Predecessor equity holders	(4)
Net impact to retained loss	7,080

Seadrill Limited
NOTES TO UNAUDITED CONSOLIDATED FINANCIAL STATEMENTS
(j)Reflects the reorganization adjustments made to the Successor additional paid-in capital:

(In $ millions)	February 22, 2022 (Predecessor)
Fair value of New Seadrill Common Shares issued to holders of Prepetition Credit Agreement claims	1,456
Fair value of New Seadrill Common Shares issued to Predecessor equity holders	4
Fair value of the conversion option on the Convertible Bond	39
Successor additional paid-in capital	1,499
Fresh Start Adjustments
(k)Reflects the fair value adjustment to other current assets for the following:

(In $ millions)	February 22, 2022 (Predecessor)
Record fair value adjustment for favorable drilling and management service contracts	68
Write-off of current portion of deferred mobilization costs held at amortized cost	(15)
Off-market right-of-use asset adjustment for the West Hercules and West Linus	(22)
Change in other current assets	31
Attributable to:
Continuing operations	20
Discontinued operations	11
(l)Reflects the fair value adjustment to the investments in Paratus of $14 million and in Sonadrill of $3 million.
(m)Reflects the fair value adjustment to drilling units and the elimination of accumulated depreciation.

(In $ millions)	February 22, 2022 (Predecessor)
Total Fresh start adjustments	279
Attributable to:
Continuing operations	316
Discontinued operations	(37)
(n)Reflects the fair value adjustment to deferred tax assets of $1 million for favorable management contracts.
(o)Reflects the fair value adjustment to equipment and the elimination of accumulated depreciation.
(p)Reflects fair value adjustment to other non-current assets for the following:

(In $ millions)	February 22, 2022 (Predecessor)
Record fair value adjustment for favorable drilling and management service contracts	42
Write-off of non-current portion of historical favorable contracts held at amortized cost	(9)
Write-off of non-current portion of deferred mobilization costs held at amortized cost	(4)
Change in other non-current assets	29
Attributable to:
Continuing operations	26
Discontinued operations	3
(q)Reflects the fair value adjustment to other current liabilities for the following:

(In $ millions)	February 22, 2022 (Predecessor)
Record fair value adjustment for unfavorable drilling contracts	18
Write-off of current portion of historical unfavorable contracts held at amortized cost	(1)
Change in other current liabilities	17

Seadrill Limited
NOTES TO UNAUDITED CONSOLIDATED FINANCIAL STATEMENTS
(r)Reflects the fair value adjustment to deferred tax liabilities of $1 million to write-off previously recognized Fresh Start balances.
(s)Reflects the fair value adjustment to other non-current liabilities for the following:

(In $ millions)	February 22, 2022 (Predecessor)
Record fair value adjustment for unfavorable drilling contracts	67
Write-off of non-current portion of historical unfavorable contracts held at amortized cost	(4)
Change in other non-current liabilities	63
(t)Reflects the cumulative impact of the Fresh Start accounting adjustments discussed above.

(In $ millions)	February 22, 2022 (Predecessor)
Total Fresh start adjustments	242
Attributable to:
Continuing operations	266
Discontinued operations	(24)
(u) These line items include current and non-current balances recast to Assets held for sale, Liabilities subject to compromise associated with assets held for sale, and Liabilities associated with assets held for sale. We have presented the major classes of balances associated with these held for sale entities as of December 31, 2021 as part of the disclosures in Note 27 - Assets and liabilities held for sale/Discontinued operation. The balances presented in the table above are not materially different than those presented as of December 31, 2021 with the exception of the fresh start adjustment discussed in tick mark (m) above.

The below table discloses the impact of Reorganization and Fresh Start adjustments related to the discontinued operations' Balance Sheet items:

	February 22, 2022					February 23, 2022
(In $ millions)	Predecessor	Reorganization Adjustments		Fresh Start Adjustments		Successor
ASSETS
Current assets
Cash and cash equivalents	19	—		—		19
Accounts receivable, net	32	—		—		32
Other current assets	12	—		11	(k)	23
Total current assets	63	—		11		74
Non-current assets
Drilling units	344	—		(37)	(m)	307
Deferred tax assets	1	—		—		1
Other non-current assets	—	—		3	(p)	3
Total non-current assets	345	—		(34)		311
Total assets	408	—		(23)		385
LIABILITIES AND EQUITY
Current liabilities
Trade accounts payable	6	—		—		6
Other current liabilities	58	—		—		58
Total current liabilities	64	—		—		64
Liabilities subject to compromise	118	(118)	(f)	—		—
Non-current liabilities
Other non-current liabilities	2	—		—		2
Total non-current liabilities	2	—		—		2
EQUITY
Total equity	224	118	(i)	(23)		319
Total liabilities and equity	408	—		(23)		385

Seadrill Limited
NOTES TO UNAUDITED CONSOLIDATED FINANCIAL STATEMENTS
Note 5 – Current expected credit losses
The CECL model applies to our external trade receivables and related party receivables. Our external customers are international oil companies, national oil companies, and large independent oil companies. There was no change in allowances for external or related party trade receivables. The expected credit loss allowance on related party balances as at September 30, 2022 (Successor) was $1 million (December 31, 2021 (Predecessor): $1 million).

Note 6 – Segment information
Operating segments
We use the management approach to identify our operating segments. We identified the Board of Directors as the Group’s Chief Operating Decision Maker ("CODM") which regularly reviews internal reports when making decisions about allocation of resources to segments and in assessing their performance.
We have the following three reportable segments:
1.Harsh environment: Includes contract revenues, management contract revenues, reimbursable revenue and associated expenses for harsh environment semi-submersible and jackup rigs.
2.Floaters: Includes contract revenues, management contract revenues, reimbursable revenue and associated expenses for benign environment semi-submersible rigs and drillships.
3.Jackups: Includes contract revenues, management contract revenues, reimbursable revenue and associated expenses for benign environment jackup rigs.
Segment results are evaluated on the basis of operating income and the information presented below is based on information used for internal management reporting. The remaining incidental revenues and expenses not included in the reportable segments are included in the "other" reportable segment.
Total operating revenue
Operating revenues consist of contract revenues, reimbursable revenues, management contract revenues and other revenues. The segmental analysis of operating revenues is shown in the table below.

	Successor	Predecessor	Successor	Predecessor
(In $ millions)	Three months ended September 30, 2022	Three months ended September 30, 2021	Period from February 23, 2022 through September 30, 2022	Period from January 1, 2022 through February 22, 2022	Nine months ended September 30, 2021
Harsh Environment	125	125	261	78	357
Floaters	133	85	327	85	239
Jackups	11	10	27	6	28
Other	—	2	—	—	8
Total operating revenues	269	222	615	169	632
Depreciation
We record depreciation expense to reduce the carrying value of drilling unit and equipment balances to their residual value over their expected remaining useful economic lives. The segmental analysis of depreciation is shown in the table below.

	Successor	Predecessor	Successor	Predecessor
(In $ millions)	Three months ended September 30, 2022	Three months ended September 30, 2021	Period from February 23, 2022 through September 30, 2022	Period from January 1, 2022 through February 22, 2022	Nine months ended September 30, 2021
Harsh Environment	7	13	18	7	56
Floaters	18	11	42	6	30
Jackups	3	3	8	4	9
Total	28	27	68	17	95

Seadrill Limited
NOTES TO UNAUDITED CONSOLIDATED FINANCIAL STATEMENTS
Amortization of intangibles
We record amortization of favorable and unfavorable contracts over the remaining lives of the contracts. The segmental analysis of amortization is shown in the table below.

	Successor	Predecessor	Successor	Predecessor
(In $ millions)	Three months ended September 30, 2022	Three months ended September 30, 2021	Period from February 23, 2022 through September 30, 2022	Period from January 1, 2022 through February 22, 2022	Nine months ended September 30, 2021
Harsh Environment	5	—	12	—	—
Floaters	5	—	10	—	—
Total	10	—	22	—	—
Operating profit/(loss) - Net profit/(loss)
The segmental analysis is shown in the table below.

	Successor	Predecessor	Successor	Predecessor
(In $ millions)	Three months ended September 30, 2022	Three months ended September 30, 2021	Period from February 23, 2022 through September 30, 2022	Period from January 1, 2022 through February 22, 2022	Nine months ended September 30, 2021
Harsh Environment	24	6	22	16	(171)
Floaters	(7)	(13)	23	9	(40)
Jackups	1	8	—	9	13
Other	2	(5)	—	3	(52)
Operating profit / (loss)	20	(4)	45	37	(250)
Unallocated items:
Total financial and other items	(36)	(48)	(85)	3,704	(354)
Income taxes	(2)	(3)	(10)	(2)	(11)
Net (loss)/profit from continuing operations	(18)	(55)	(50)	3,739	(615)
Drilling units - Total assets
The segmental analysis of drilling assets and total assets is shown in the table below.

	Successor	Predecessor
(In $ millions)	As at September 30, 2022	As at December 31, 2021
Harsh Environment	308	709
Floaters	1,179	524
Jackups	161	198
Total drilling units	1,648	1,431

Unallocated items:
Investments in associated companies	79	27
Assets held for sale	392	1,492
Cash and restricted cash	349	516
Other assets	514	431
Total assets	2,982	3,897

Seadrill Limited
NOTES TO UNAUDITED CONSOLIDATED FINANCIAL STATEMENTS
Drilling units - Capital expenditures
The segmental analysis of capital expenditures is shown in the table below.

	Successor	Predecessor	Successor	Predecessor
(In $ millions)	Three months ended September 30, 2022	Three months ended September 30, 2021	Period from February 23, 2022 through September 30, 2022	Period from January 1, 2022 through February 22, 2022	Nine months ended September 30, 2021
Harsh Environment	2	9	3	2	26
Floaters	87	11	162	18	23
Jackups	—	—	—	—	3
Other	—	—	—	—	1
Total	89	20	165	20	53
Geographic segment data
Revenues are attributed to geographical segments based on the country of operations for drilling activities, i.e. the country where the revenues are generated. The following information presents our revenues and fixed assets by geographic area:
Revenues
Revenues are attributed to geographical segments based on the country of operations for drilling activities, i.e. the country where the revenues are generated. The following presents our revenues and fixed assets by geographic area:

	Successor	Predecessor	Successor	Predecessor
(In $ millions)	Three months ended September 30, 2022	Three months ended September 30, 2021	Period from February 23, 2022 through September 30, 2022	Period from January 1, 2022 through February 22, 2022	Nine months ended September 30, 2021
Norway	74	112	180	78	346
Angola	63	32	160	43	85
United States	44	20	100	20	66
Canada	51	—	80	—	—
Brazil	26	32	67	19	86
Others (1)	11	26	28	9	49
Total	269	222	615	169	632
(1) Other countries represent countries in which we operate that individually had revenues representing less than 10% of total revenues earned for any of the periods presented.
Fixed assets – drilling units (1)
Drilling unit fixed assets by geographic area based on location as at end of the period are as follows:

	Successor	Predecessor
(In $ millions)	As at September 30, 2022	As at December 31, 2021
Brazil	348	169
Norway	308	710
United States	274	92
Spain	346	47
Qatar	147	156
Other	225	257
Drilling units	1,648	1,431
(1)     Asset locations at the end of a period are not necessarily indicative of the geographic distribution of the revenues or operating profits generated by such assets during such period.
(2)     "Other" represents countries in which we operate that individually had fixed assets representing less than 10% of total fixed assets for any of the periods presented.

Seadrill Limited
NOTES TO UNAUDITED CONSOLIDATED FINANCIAL STATEMENTS
Major Customers
We had the following customers with total revenues greater than 10% in any of the periods presented:

	Successor	Predecessor	Successor	Predecessor
(In $ millions)	Three months ended September 30, 2022	Three months ended September 30, 2021	Period from February 23, 2022 through September 30, 2022	Period from January 1, 2022 through February 22, 2022	Nine months ended September 30, 2021
Sonadrill	22%	14%	22%	9%	12%
Equinor	19%	15%	13%	10%	15%
ConocoPhillips	14%	18%	15%	13%	20%
Var Energi	13%	7%	13%	11%	2%
Lundin	—%	13%	1%	12%	14%
Other	32%	33%	36%	45%	37%
Note 7 – Revenue from contracts with customers
The following table provides information about receivables and contract liabilities from our contracts with customers:

	Successor	Predecessor
(In $ millions)	As at September 30, 2022	As at December 31, 2021
Accounts receivable, net	143	158
Current contract liabilities (classified within other current liabilities)	(9)	(25)
Non-current contract liabilities (classified within other non-current liabilities)	(7)	(10)
Significant changes in the contract liabilities balances during the period, from January 1, 2022 through February 22, 2022 (Predecessor) and from February 23, 2022 through September 30, 2022 (Successor) are as follows:

(In $ millions)	Contract Liabilities
Net contract liability at January 1, 2022 (Predecessor)	(35)
Amortization of revenue that was included in the beginning contract liability balance	16
Net contract liability at February 22, 2022 (Predecessor)	(19)
Net contract liability at February 23, 2022 (Successor)	(19)
Cash received, excluding amounts recognized as revenue	(3)
Net contract liability at March 31, 2022 (Successor)	(22)
Amortization of revenue that was included in the beginning contract liability balance	14
Cash received, excluding amounts recognized as revenue	(22)
Net contract liability at June 30, 2022 (Successor)	(30)
Amortization of revenue that was included in the beginning contract liability balance	14
Net contract liability at September 30, 2022 (Successor)	(16)
The Company does not have any material contract assets.

Seadrill Limited
NOTES TO UNAUDITED CONSOLIDATED FINANCIAL STATEMENTS
Significant changes in the contract liabilities balances during the nine months ended September 30, 2021 (Predecessor) are as follows:

(In $ millions)	Contract Liabilities
Net contract liability at January 1, 2021 (Predecessor)	(31)
Amortization of revenue that was included in the beginning contract liability balance	5
Cash received, excluding amounts recognized as revenue	(2)
Net contract liability at March 31, 2021 (Predecessor)	(28)
Amortization of revenue that was included in the beginning contract liability balance	5
Cash received, excluding amounts recognized as revenue	(8)
Net contract liability at June 30, 2021 (Predecessor)	(31)
Amortization of revenue that was included in the beginning contract liability balance	17
Cash received, excluding amounts recognized as revenue	(22)
Net contract liability at September 30, 2021 (Predecessor)	(36)
Note 8 – Other revenue
Other revenues consist of the following:

	Successor	Predecessor	Successor	Predecessor
(In $ millions)	Three months ended September 30, 2022	Three months ended September 30, 2021	Period from February 23, 2022 through September 30, 2022	Period from January 1, 2022 through February 22, 2022	Nine months ended September 30, 2021
Leasing revenues (a)	7	7	16	4	19
Other (b)	3	—	3	1	—
Total other revenues	10	7	19	5	19
(a)Leasing revenue represents revenue earned on the charter of the West Castor, West Telesto and West Tucana to Gulfdrill, one of our related parties. Refer to Note 24 - "Related party transactions".
(b) On July 1, 2022, Seadrill novated their drilling contract for the West Gemini in Angola to the Sonadrill joint venture and leased the West Gemini to Sonadrill for the duration of that contract and the follow-on contract, entered into directly by Sonadrill, at a nominal charter rate, based on a commitment made under the terms of the joint venture agreement. At the commencement of the lease, we recorded a liability representing the fair value of the lease commitment which we amortize as lease revenue, on a straight-line basis, over the lease term. This lease is considered to form part of Seadrill’s investment in the joint venture, Sonadrill. Accordingly, we recorded a $25 million increase to our investment in Sonadrill at the commencement of the West Gemini lease to Sonadrill on July 1, 2022.
Note 9 – Other operating items
Other operating items consist of the following:

	Successor	Predecessor	Successor	Predecessor
(In $ millions)	Three months ended September 30, 2022	Three months ended September 30, 2021	Period from February 23, 2022 through September 30, 2022	Period from January 1, 2022 through February 22, 2022	Nine months ended September 30, 2021
Impairment of long lived assets	—	—	—	—	(152)
Gain on disposals	1	11	1	2	22
Other	—	—	—	—	3
Total other operating items	1	11	1	2	(127)
The impairment of long-lived assets in 2021 relates to the impairment of the West Hercules connected to changes in the leasing arrangements with SFL.

Seadrill Limited
NOTES TO UNAUDITED CONSOLIDATED FINANCIAL STATEMENTS
Note 10 – Interest expenses
Interest expense consists of the following:

	Successor	Predecessor	Successor	Predecessor
(In $ millions)	Three months ended September 30, 2022	Three months ended September 30, 2021	Period from February 23, 2022 through September 30, 2022	Period from January 1, 2022 through February 22, 2022	Nine months ended September 30, 2021
Cash and payment-in-kind interest on debt facilities	(32)	—	(73)	—	(24)
Interest on SFL leases	—	(18)	—	(7)	(73)
Unwinding of debt premium	—	—	1	—	—
Guarantee and commission fees	(1)	—	(1)	—	—
Interest expense	(33)	(18)	(73)	(7)	(97)
Cash and payment-in-kind interest on debt facilities
We incur cash and payment-in-kind interest on our debt facilities. This is summarized in the table below.

	Successor	Predecessor	Successor	Predecessor
(In $ millions)	Three months ended September 30, 2022	Three months ended September 30, 2021	Period from February 23, 2022 through September 30, 2022	Period from January 1, 2022 through February 22, 2022	Nine months ended September 30, 2021
Pre-filing senior credit facilities	—	—	—	—	(24)
Post-emergence first-lien senior secured	(4)	—	(9)	—	—
Post-emergence second lien senior secured	(27)	—	(62)	—	—
Post-emergence unsecured convertible bond	(1)	—	(2)	—	—
Cash and payment-in-kind interest	(32)	—	(73)	—	(24)
Interest on SFL Leases
Interest on SFL leases reflects the cost incurred on capital lease agreements between Seadrill and SFL for the West Taurus, West Linus and West Hercules. During the reorganization, the West Taurus lease was rejected and the West Linus and West Hercules were modified to be operating leases, resulting in no further expense being recorded through this line item for the Successor.
Note 11 – Taxation
Income tax expense for the period from January 1, 2022 through February 22, 2022 (Predecessor) was $2 million, and for the period from February 23, 2022 through September 30, 2022 (Successor) was $10 million (nine months ended September 30, 2021: $11 million).
The income tax expense of $2 million for the period from January 1, 2022 through February 22, 2022 (Predecessor), and $10 million for the period from February 23, 2022 through September 30, 2022 (Successor) was primarily due to ordinary tax charges in the UK, US and Angola and movements in our Uncertain Tax Positions, as partially offset by tax credits due to additional deferred tax asset recognized in Switzerland. The effective tax rate has moved from positive 0.1% for the period from January 1, 2022 through February 22, 2022 (Predecessor) to negative 22% for the period from February 23, 2022 through September 30, 2022 (Successor) due to the non-taxable nature of the reorganization-related items and tax exemption granted or losses incurred in certain jurisdictions.
Seadrill Limited is incorporated in Bermuda, where a tax exemption has been granted until 2035. Other jurisdictions in which Seadrill's subsidiaries operate are taxable based on rig operations. A loss in one jurisdiction may not be offset against taxable income in other jurisdictions. Thus, we may pay tax within some jurisdictions even though we might have losses in others.
Tax authorities in certain jurisdictions examine our tax returns and some have issued assessments. We are defending our tax positions in those jurisdictions.
The Brazilian tax authorities have issued a series of assessments with respect to our returns for certain years up to 2017 for an aggregate amount equivalent to $124 million including interest and penalties. As a positive development in relation to the earlier years' assessments, the first-tier judicial court has ruled in favor of Seadrill. However, an appeal has since been filed by the tax authorities to the second tier judicial court. The relevant group companies are robustly contesting these assessments including filing the relevant appeals to the tax authorities and counter-appeal to the higher court.
The Norwegian tax authorities have issued an assessment with respect to our 2016 tax return for an aggregate amount equivalent to $17 million including interest and penalties. The relevant group company is robustly contesting the assessment including filing relevant appeal.

Seadrill Limited
NOTES TO UNAUDITED CONSOLIDATED FINANCIAL STATEMENTS
The Nigerian tax authorities have issued a series of claims and assessments both directly and lodged through the previous Chapter 11 proceedings, with respect to returns for subsidiaries for certain years up to 2016 for an aggregate amount equivalent to $171 million. The relevant group companies are robustly contesting these assessments including filing relevant appeals in Nigeria.
The Kuwaiti tax authorities have issued a series of assessments with respect to our returns for years up to 2015 for an aggregate amount equivalent to $12 million including interest and penalties. The relevant group company is robustly contesting these assessments including filing relevant appeals.
The Mexican tax authorities have issued a series of assessments with respect to our returns for certain years up to 2014 for an aggregate amount equivalent to $82 million, including interest and penalties. The relevant group companies are robustly contesting these assessments including filing relevant appeals.
An adverse outcome on these proposed assessments, although considered unlikely, could result in a material adverse impact on our Consolidated Balance Sheets, Statements of Operations or Cash Flows.
Note 12 – Earnings/(Loss) per share
The computation of basic earnings/(loss) per share (“EPS/LPS”) is based on the weighted average number of shares outstanding during the period. Diluted EPS/LPS includes the effect of the assumed conversion of potentially dilutive instruments. There were no dilutive instruments in the Predecessor period, but the issuance of the convertible note in the Successor period could have been dilutive, had the Company not been in a loss-making position. Refer to Note 18 – ''Debt" for further details' on the instrument.
The components of the numerator for the calculation of basic and diluted EPS/LPS were as follows:

	Successor	Predecessor	Successor	Predecessor
(In $ millions)	Three months ended September 30, 2022	Three months ended September 30, 2021	Period from February 23, 2022 through September 30, 2022	Period from January 1, 2022 through February 22, 2022	Nine months ended September 30, 2021
(Loss)/profit from continuing operations	(18)	(55)	(50)	3,739	(615)
Profit/(loss) from discontinued operations	2	(31)	2	(33)	(76)
(Loss)/profit available to stockholders	(16)	(86)	(48)	3,706	(691)
Effect of dilution	—	—	—	—	—
Diluted (loss)/profit available to stockholders	(16)	(86)	(48)	3,706	(691)
The components of the denominator for the calculation of basic and diluted EPS/LPS were as follows:

	Successor	Predecessor	Successor	Predecessor
(In millions)	Three months ended September 30, 2022	Three months ended September 30, 2021	Period from February 23, 2022 through September 30, 2022	Period from January 1, 2022 through February 22, 2022	Nine months ended September 30, 2021
Basic (loss)/earnings per share:
Weighted average number of common shares outstanding	50	100	50	100	100
Diluted(loss)/earnings per share:
Effect of dilution	—	—	—	—	—
Weighted average number of common shares outstanding adjusted for the effects of dilution	50	100	50	100	100

The basic and diluted (loss)/earnings per share were as follows:

	Successor	Predecessor	Successor	Predecessor
(In $)	Three months ended September 30, 2022	Three months ended September 30, 2021	Period from February 23, 2022 through September 30, 2022	Period from January 1, 2022 through February 22, 2022	Nine months ended September 30, 2021
Basic/diluted (loss)/earnings per share from continuing operations	(0.36)	(0.55)	(1.00)	37.25	(6.13)
Basic/diluted earnings/(loss) per share from discontinued operations	0.04	(0.31)	0.04	(0.33)	(0.75)
Basic/diluted (loss)/earnings per share	(0.32)	(0.86)	(0.96)	36.92	(6.88)

Seadrill Limited
NOTES TO UNAUDITED CONSOLIDATED FINANCIAL STATEMENTS
Note 13 – Restricted cash
Restricted cash as at September 30, 2022 (Successor) and December 31, 2021 (Predecessor) was as follows:

	Successor	Predecessor
(In $ millions)	As at September 30, 2022	As at December 31, 2021
Demand deposit pledged as collateral for tax related guarantee	70	63
Cash held in escrow in Saudi Arabia	23	23
Accounts pledged as collateral for performance bonds and similar guarantees	11	28
Accounts pledged as collateral for SFL leases	8	37
Accounts pledged as collateral for guarantees related to rig recycling	6	14
Proceeds from rig sales	2	47
Other	5	11
Total restricted cash	125	223
Restricted cash is presented in our Consolidated Balance Sheets as follows:

	Successor	Predecessor
(In $ millions)	As at September 30, 2022	As at December 31, 2021
Current restricted cash	55	160
Non-current restricted cash	70	63
Total restricted cash	125	223

Note 14 - Other assets
As at September 30, 2022 (Successor) and December 31, 2021 (Predecessor), other assets included the following:

	Successor	Predecessor
(In $ millions)	As at September 30, 2022	As at December 31, 2021
Deferred contract costs	75	15
Favorable drilling and management services contracts	62	9
Prepaid expenses	52	51
Taxes receivable	45	48
Right of use asset	10	24
Derivative asset - interest rate cap	8	—
Reimbursable amounts due from customers	7	13
Restructuring backstop commitment fee	—	20
Other	31	44
Total other assets	290	224
Other assets were presented in our Consolidated Balance Sheet as follows:

	Successor	Predecessor
(In $ millions)	As at September 30, 2022	As at December 31, 2021
Other current assets	267	197
Other non-current assets	23	27
Total other assets	290	224

Seadrill Limited
NOTES TO UNAUDITED CONSOLIDATED FINANCIAL STATEMENTS
Favorable drilling contracts and management services contracts
The gross carrying amounts and accumulated amortization included in 'Other current assets' and 'Other non-current assets' for favorable contracts in the Consolidated Balance Sheet are as follows:
The following table summarizes the movement for the nine months ended September 30, 2021 (Predecessor):

(In $ millions)	Gross carrying amount	Accumulated amortization	Net carrying amount
As at January 1, 2021 (Predecessor)	266	(256)	10
Amortization	—	—	—
As at March 31, 2021 (Predecessor)	266	(256)	10
Amortization	—	—	—
As at June 30, 2021 (Predecessor)	266	(256)	10
Amortization	—	—	—
As at September 30, 2021 (Predecessor)	266	(256)	10
The following table summarizes the movement for the period from January 1, 2022 through February 22, 2022 (Predecessor) and from February 23, 2022 through March 31, 2022, June 30, 2022 and September 30, 2022 (Successor):

(In $ millions)	Gross Carrying Amount	Accumulated amortization	Net carrying amount
As at January 1, 2022 (Predecessor)	266	(257)	9
Amortization	—	—	—
As at February 22, 2022 (Predecessor)	266	(257)	9
Fresh Start accounting	(170)	257	87
As at February 23, 2022 (Successor)	96	—	96
Amortization	—	(5)	(5)
As at March 31, 2022 (Successor)	96	(5)	91
Amortization	—	(16)	(16)
As at June 30, 2022 (Successor)	96	(21)	75
Amortization	—	(13)	(13)
As at September 30, 2022 (Successor)	96	(34)	62
On emergence from Chapter 11 proceedings and on application of Fresh Start accounting, new favorable drilling contract and management service contract intangible assets were recognized. For further information refer to Note 4 - "Fresh Start accounting". The amortization is recognized in the Consolidated Statements of Operations as "Amortization of intangibles". The weighted average remaining amortization period for the favorable contracts is 8 months.
The table below shows the amounts relating to favorable contracts that is expected to be amortized over the following periods:

	Period ended December 31
(In $ millions)	2022	2023	2024	2025 and thereafter	Total
Amortization of favorable contracts	31	29	1	1	62
Note 15 – Investment in associated companies
As at September 30, 2022 (Successor) and December 31, 2021 (Predecessor), the carrying values of our investments in associated companies were as follows.

	Successor	Predecessor
(In $ millions)	As at September 30, 2022	As at December 31, 2021
Paratus Energy Services	31	—
Sonadrill	46	27
Gulfdrill	2	—
Total investment in associated companies	79	27

Seadrill Limited
NOTES TO UNAUDITED CONSOLIDATED FINANCIAL STATEMENTS
Part-disposal of Paratus Energy Services
As set out in Note 3 - "Chapter 11", as part of the Group's wider restructuring process, we sold 65% of our equity interest in Paratus Energy Services (formerly Seadrill New Finance Limited) ("PES") in January 2022. As a result, the carrying value of the net assets were deconsolidated on the Consolidated Balance Sheet and replaced with the fair value of the retained 35% equity method investment in PES, calculated at $56 million.
On emergence from Chapter 11 proceedings and application of Fresh Start accounting a fair value adjustment was made for the investment, reducing the book value of the investment in PES to $39 million. For further information, refer to Note 4 - "Fresh Start accounting". Seadrill's share of post-emergence PES losses amounted to $8 million, further reducing the carrying value to $31 million as at September 30, 2022.
On September 30, 2022, Seadrill entered into share purchase agreements with certain other existing shareholders of PES to dispose of the remaining 35% shareholding. The deal is subject to closing conditions, including relevant antitrust approvals, and is expected to complete in the fourth quarter of 2022 or early 2023.
Sonadrill
Seadrill's investment in the Sonadrill joint venture included $25 million of initial equity capital plus certain other contingent commitments. One of these commitments was to charter up to two drillships to the joint venture at a nominal charter rate. This commitment was contingent on Sonadrill obtaining drilling contracts for the units. On July 1, 2022, Seadrill novated two drilling contracts for the West Gemini in Angola to the Sonadrill joint venture and leased the West Gemini to Sonadrill for the duration of the contracts for a nominal charter rate.
This lease is considered to form part of Seadrill’s investment in the joint venture. Accordingly, we recorded a $21 million liability equal to the fair value of the lease at the commencement of the West Gemini lease to Sonadrill on July 1, 2022. The offsetting entry was recorded as a basis difference against the investment in Sonadrill.
Note 16 – Drilling units
The following table summarizes the movement for the nine months ended September 30, 2021 (Predecessor):

(In $ millions)	Cost	Accumulated depreciation	Net book value
As at January 1, 2021 (Predecessor)	2,669	(914)	1,755
Additions	8	—	8
Depreciation	—	(34)	(34)
As at March 31, 2021 (Predecessor)	2,677	(948)	1,729
Additions	25	—	25
Depreciation	—	(32)	(32)
Impairment	(152)	—	(152)
As at June 30, 2021 (Predecessor)	2,550	(980)	1,570
Additions	20	—	20
West Hercules derecognition	(364)	227	(137)
Depreciation	—	(25)	(25)
As at September 30, 2021 (Predecessor)	2,206	(778)	1,428

Seadrill Limited
NOTES TO UNAUDITED CONSOLIDATED FINANCIAL STATEMENTS
The following table summarizes the movement for the period from January 1, 2022 through February 22, 2022 (Predecessor) and from February 23, 2022 through March 31, 2022, June 30, 2022 and September 30, 2022 (Successor):

(In $ millions)	Cost	Accumulated depreciation	Net book value
As at January 1, 2022 (Predecessor)	2,217	(786)	1,431
Additions	20	—	20
Disposal of West Venture	(23)	23	—
Depreciation	—	(17)	(17)
As at February 22, 2022 (Predecessor)	2,214	(780)	1,434
Derecognition of West Linus	(211)	36	(175)
Fresh Start accounting	(428)	744	316
As at February 23, 2022 (Successor)	1,575	—	1,575
Additions	16	—	16
Depreciation	—	(12)	(12)
As at March 31, 2022 (Successor)	1,591	(12)	1,579
Additions	60	—	60
Disposal of Sevan Brasil and Sevan Driller	(24)	—	(24)
Depreciation	—	(28)	(28)
As at June 30, 2022 (Successor)	1,627	(40)	1,587
Additions	89	—	89
Depreciation	—	(28)	(28)
As at September 30, 2022 (Successor)	1,716	(68)	1,648
Note 17 – Equipment
Equipment consists of office equipment, software, furniture and fittings. The following table summarizes the movement for the nine months ended September 30, 2021 (Predecessor):

(In $ millions)	Cost	Accumulated depreciation	Net book value
As at January 1, 2021 (Predecessor)	39	(20)	19
Depreciation	—	(1)	(1)
As at March 31, 2021 (Predecessor)	39	(21)	18
Depreciation	—	(2)	(2)
As at June 30, 2021 (Predecessor)	39	(23)	16
Additions	2	—	2
Depreciation	—	(2)	(2)
As at September 30, 2021 (Predecessor)	41	(25)	16
The following table summarizes the movement for the period from January 1, 2022 through February 22, 2022 (Predecessor) and the period from February 23, 2022 through March 31, 2022, June 30, 2022 and September 30, 2022 (Successor):

(In $ millions)	Cost	Accumulated depreciation	Net book value
As at January 1, 2022 (Predecessor)	39	(28)	11
As at February 22, 2022 (Predecessor)	39	(28)	11
Fresh Start adjustments	(30)	28	(2)
As at February 23, 2022 (Successor)	9	—	9
As at March 31, 2022 (Successor)	9	—	9
Additions	1	—	1
Depreciation	—	(1)	(1)
As at June 30, 2022 (Successor)	10	(1)	9
Additions	1	—	1
Depreciation	—	(1)	(1)
As at September 30, 2022 (Successor)	11	(2)	9

Seadrill Limited
NOTES TO UNAUDITED CONSOLIDATED FINANCIAL STATEMENTS
On emergence from Chapter 11 proceedings, the carrying value of our equipment was adjusted to fair value a result of the application of Fresh Start accounting. The fair values were determined through a combination of income-based and market based approaches, with accumulated depreciation being reset to nil. The total net fair value adjustment to our equipment was $2 million, resulting in a loss recognized in “Reorganization items, net” in the Consolidated Statements of Operations.
Note 18 – Debt
The table below sets our external debt agreements as at September 30, 2022 (Successor) and December 31, 2021 (Predecessor):

	Successor	Predecessor
(In $ millions)	As at September 30, 2022	As at December 31, 2021
Secured debt:
Term Loan Facility	175	—
Second Lien Facility	713	—
Total Secured debt	888	—
Unsecured notes
Unsecured convertible notes	50	—
Total Unsecured notes	50	—
Total principal debt	938	—
Exit fee
Term Loan Facility	5	—
Second Lien Facility	35	—
Debt premium
Term Loan Facility	4	—
Total debt	982	—
Debt was presented in our Consolidated Balance Sheets as:

	Successor	Predecessor
(In $ millions)	As at September 30, 2022	As at December 31, 2021
Debt due within one year	32	—
Long-term debt	950	—
Total debt	982	—
Key changes to borrowing facilities
Term Loan and Revolving Credit Facility
On emergence, we entered into a $300 million super senior secured credit facility with a syndicate of lenders secured on a first lien basis. The facility has a maturity of December 15, 2026 and consists of a $175 million term loan facility and a $125 million revolving credit facility ("RCF"). The term loan facility and RCF bear interest at a margin of 7% per annum plus the secured overnight financial rate facility ("SOFR") (and any applicable credit adjustment spread). A commitment fee of 2.8% per annum is payable in respect of any undrawn portion of the RCF commitment. The facility includes an undrawn, uncommitted basket in amount of $50 million for incremental facilities pari passu with the facility for specified purposes. There is a 3% exit fee payable on principal repayments under the super senior credit facility; in addition, there is a make-whole premium payable if the facility is repaid within the first 3 years. We have recognized exit fees of $5 million and a debt premium of $4 million in respect to the facility.
New Second Lien Facility
On emergence, we entered into a senior secured credit facility with a syndicate of lenders to partially reinstate the existing facilities in an aggregate amount of $683 million, secured on a second lien basis. The facility bears interest at a total margin of 12.5% per annum plus SOFR (and any applicable credit adjustment spread), and has a maturity of June, 15 2027. The above-mentioned margin is comprised of 5% cash interest; and 7.5% pay-if-you-can ("PIYC") interest, whereby Seadrill can elect to pay the interest in cash or capitalize the interest to the principal outstanding (dependent on certain conditions set out in the facility agreement). The PIYC interest compounds to the loan quarterly. There is a 5% exit fee required on this facility. We have recognized a exit fee of $35 million in respect to the facility. On September 15, 2022, $14 million payment-in-kind interest was capitalized, including the exit fee of 5% on the interest capitalized.
Unsecured convertible notes
On emergence, we issued a $50 million unsecured convertible note to Hemen, with a final maturity in August 2028 (the "Convertible Note"). The note bears interest of 6% per annum plus three-month US LIBOR, which is payable quarterly in cash. The Convertible Note is convertible, at the option of the holder, into shares in an amount equal to 5% of the fully-diluted ordinary shares.

Seadrill Limited
NOTES TO UNAUDITED CONSOLIDATED FINANCIAL STATEMENTS
Debt maturities
The outstanding debt as at September 30, 2022 (Successor) was repayable as follows, for the years ended December 31:

(In $ millions)	Term Loan	Second Lien (1)	Convertible Note	Total repayments
2023	—	42	—	42
2024	—	42	—	42
2025	—	42	—	42
2026	180	42	—	222
2027	—	580	—	580
2028 and thereafter	—	—	50	50
Total debt principal and exit fee payments	180	748	50	978
(1) A mandatory payment of debt principal ($192 million), exit fee ($10 million), and accrued interest ($2 million) was made against the second lien facility in October 2022. A further voluntary payment of debt principal ($250 million), exit fee ($13 million), and accrued interest ($6 million) was made against the second lien facility in November 2022. See "Note 28 – Subsequent events" for further details.

Note 19 - Other liabilities
As at September 30, 2022 (Successor) and December 31, 2021 (Predecessor), other liabilities included the following:

	Successor	Predecessor
(In $ millions)	As at September 30, 2022	As at December 31, 2021
Accrued expenses	114	78
Uncertain tax positions	86	83
Unfavorable contracts to be amortized	74	6
Employee withheld taxes, social security and vacation payments	45	43
Taxes payable	23	23
Liability for below-market lease	19	—
Contract liabilities	16	35
Lease liabilities	14	35
Accrued interest expense	6	—
Other liabilities	28	28
Total other liabilities	425	331
Other liabilities are presented in our Consolidated Balance Sheet as follows:

	Successor	Predecessor
(In $ millions)	As at September 30, 2022	As at December 31, 2021
Other current liabilities	273	219
Other non-current liabilities	152	112
Total other liabilities	425	331

Unfavorable drilling contracts and management services contracts
The gross carrying amounts and accumulated amortization included in 'Other current liabilities' and 'Other non-current liabilities' for unfavorable contracts in the Consolidated Balance Sheet are as follows:

Seadrill Limited
NOTES TO UNAUDITED CONSOLIDATED FINANCIAL STATEMENTS
The following table summarizes the movement in unfavorable drilling contracts and management services contracts for the nine months ended September 30, 2021 (Predecessor):

(In $ millions)	Gross Carrying Amount	Accumulated amortization	Net carrying amount
As at January 1, 2021 (Predecessor)	66	(59)	7
Amortization	—	—	—
As at March 31, 2021 (Predecessor)	66	(59)	7
Amortization	—	—	—
As at June 30, 2021 (Predecessor)	66	(59)	7
Amortization	—	—	—
As at September 30, 2021 (Predecessor)	66	(59)	7
The following table summarizes the movement in unfavorable drilling contracts and management services contracts for the period from January 1, 2022 through February 22, 2022 (Predecessor) and from February 23, 2022 through March 31, 2022, June 30, 2022 and September 30, 2022 (Successor):

(In $ millions)	Gross Carrying Amount	Accumulated amortization	Net carrying amount
As at January 1, 2022 (Predecessor)	66	(60)	6
Amortization	—	—	—
As at February 22, 2022 (Predecessor)	66	(60)	6
Fresh Start accounting	19	60	79
As at February 23, 2022 (Successor)	85	—	85
Amortization	—	(3)	(3)
As at March 31, 2022 (Successor)	85	(3)	82
Amortization	—	(5)	(5)
As at June 30, 2022 (Successor)	85	(8)	77
Amortization	—	(3)	(3)
As at September 30, 2022 (Successor)	85	(11)	74
On emergence from Chapter 11 proceedings and on application of Fresh Start accounting, new unfavorable drilling contract intangible liabilities were recognized. For further information refer to Note 4 - ''Fresh Start accounting''. The amortization is recognized in the Consolidated Statements of Operations as "Amortization of intangibles". The weighted average remaining amortization period for the unfavorable contracts is 31 months.
The table below shows the amounts relating to unfavorable contracts that is expected to be amortized over the following periods:

	Period ended December 31
(In $ millions)	Remainder of 2022	2023	2024	2025 and thereafter	Total
Amortization of unfavorable contracts	4	24	24	22	74
Note 20 - Leases
Current leasing arrangements
On the bankruptcy Effective date, the Company assumed all outstanding leases and reinstated all associated lease liabilities and right-of-use (“ROU”) assets.
As of September 30, 2022, we held an operating lease for the West Hercules. We also have operating leases relating to our premises, the most significant being our offices in London, Liverpool, Oslo, Stavanger, Singapore, Houston, Rio de Janeiro and Dubai. In accordance with Topic 842, we record lease liabilities and associated right-of-use assets for our portfolio of operating leases.
We continue to lease three of our benign environment jackup rigs, West Castor, West Telesto and West Tucana, to our joint venture, Gulfdrill, for a contract with GDI in Qatar.
On July 1, 2022 we commenced a lease for our benign environment floater, West Gemini, to our Sonadrill joint venture for a nominal charter rate.
Sale and leaseback arrangements with SFL Corporation
Seadrill had previously entered into sale and leaseback arrangements for the West Hercules semi-submersible rig with SFL Hercules Ltd in 2008, the West Linus jackup rig with SFL Linus Ltd in 2014, and the West Taurus semi-submersible rig with SFL Deepwater Ltd in 2008, all wholly owned subsidiaries of SFL Corporation Ltd Ltd ("SFL").

Seadrill Limited
NOTES TO UNAUDITED CONSOLIDATED FINANCIAL STATEMENTS
The West Taurus lease was terminated in March 2021 and the West Taurus was delivered back to SFL on May 6, 2021.
On August 27, 2021, the Bankruptcy Court approved an amendment to the original West Hercules SFL charter based on the current Equinor contract in Norway and in direct continuation (after a period of mobilization) of the subsequent Equinor contract in Canada. The buy-back obligation, that previously resulted in the failed sale and lease back treatment, was removed in this amendment, resulting in a deemed disposal of the West Hercules. Seadrill is leasing the West Hercules from SFL under an operating lease until the end of the Canada contract. The West Hercules concluded its contract in the fourth quarter and is expected to be redelivered to the rig owner late in the fourth quarter of 2022. Refer to Note 24 – “Related party transactions” for further information.
On February 22, 2022, Seadrill entered an interim transition charter with SFL, which provided that Seadrill would continue to operate the West Linus until the rig was delivered back to SFL. The amended lease for the West Linus resulted in the recognition of a short-term operating lease. The buy-back obligation, that previously resulted in a failed sale and lease back treatment, was removed in this amendment, resulting in a deemed disposal of the West Linus. The West Linus lease was terminated in September 2022 and was delivered back to SFL on September 30, 2022.
Lease fair value and Chapter 11
In accordance with the bankruptcy guidance, liabilities and assets associated with assumed leases should be recognized as of the date of emergence in accordance with the provisions of ASC 805. Leases are one of the limited exceptions to the fair value recognition and measurement principles under ASC 805 and follow specific guidance for acquired leases under ''ASC 842'' and ASC 805. In accordance with such guidance, at emergence, assumed leases are remeasured by utilizing 1) the remaining lease term (including consideration for any lessee options that are reasonably certain of exercise); 2) the remaining lease payments; 3) the updated discount rate for the successor entity which is reflective of the new lease term. Further, in a business combination, ASC 842 requires that the acquirer retain the acquiree’s previous lease classification, unless the lease is modified.
Lease liabilities (Short-term & Long-term)
In accordance with ASC 805, acquired operating lease liabilities should be measured as if they were new leases following the guidance under ASC 842 (e.g., reassessment of the lease term, incremental borrowing rate (“IBR”), lease payments, purchase options). Therefore, all assumed lease liabilities were measured at the present value of remaining lease payments discounted at the IBR of the successor on the date of remeasurement (i.e., the Effective Date).
Right-of-use assets ("ROU assets")
In accordance with ASC 805, acquired operating lease ROU assets are measured at the amount of the corresponding lease liabilities adjusted by any favorable or unfavorable terms of the lease as compared to market terms. When determining whether there were any favorable or unfavorable terms of a lease that required recognition, management considered all of the terms of the lease (e.g., contractual rent payments, renewal or termination options, purchase options, lease incentives). Pursuant to the above guidance, as part of its fresh-start valuation, the Company adjusted the ROU asset downwards for the West Hercules and West Linus SFL bareboat charters by $9 million and $13 million respectively for the effect of off-market rental payments.
Lease liabilities
For operating leases where we are the lessee, our future undiscounted cash flows as at September 30, 2022 (Successor) are as follows:

(In $ millions)	Year ended December 31
Remainder of 2022	8
2023	2
2024	2
2025	2
2026 and thereafter	2
Total	16
The following table gives a reconciliation between the undiscounted cash flows and the related operating lease liability recognized in our Consolidated Balance Sheets as at September 30, 2022 (Successor) and December 31, 2021 (Predecessor):

	Successor	Predecessor
(In $ millions)	As at September 30, 2022	As at December 31, 2021
Total undiscounted cash flows	16	37
Less discount	(2)	(2)
Operating lease liability	14	35
Of which:
Current	7	30
Non-current	7	5

Seadrill Limited
NOTES TO UNAUDITED CONSOLIDATED FINANCIAL STATEMENTS
Supplementary lease information
The following table gives supplementary information regarding our lease accounting for the three months ended September 30, 2022 (Successor) and September 30, 2021 (Predecessor), the period from January 1, 2022 through February 22, 2022 (Predecessor), the period February 23, 2022 through September 30, 2022 (Successor) and the nine months ended September 30, 2021 (Predecessor):

	Successor	Predecessor	Successor	Predecessor
(In $ million)	Three months ended September 30, 2022	Three months ended September 30, 2021	Period from February 23, 2022 through September 30, 2022	Period from January 1, 2022 through February 22, 2022	Nine months ended September 30, 2022
Operating lease cost:
Operating lease cost	11	27	31	4	32
Short-term lease cost	1	—	3	1	—
Total lease cost	12	27	34	5	32
Other information:
Cash paid for amounts included in the measurement of lease liabilities- Operating Cash flows	12	27	34	5	32
Right-of-use assets obtained in exchange for operating lease liabilities during the period - Non-cash Investing items	—	—	4	24	—
Weighted-average remaining lease term in months	37	25	37	22	25
Weighted-average discount rate	10%	16%	10%	9%	16%
Lessor arrangements
On November 25, 2019, March 15, 2020 and November 15, 2020 respectively, we leased the West Castor, West Telesto and West Tucana to Gulfdrill. The estimated future undiscounted cash flows on these leases are as follows:

(In $ millions)	Year ended December 31
2022	7
2023	28
2024	21
2025 and thereafter	20
Total	76
On July 1, 2022, Seadrill leased the West Gemini to the Sonadrill joint venture, until August 2024, at a nominal charter rate. At the commencement date of the charter agreement on July 1, 2022, Seadrill recorded an increase in its investment in Sonadrill equal to the fair value of the lease commitment. The offsetting entry was a liability representing the lease commitment, which is amortized as lease revenue over the anticipated lease term. Refer to Note 15 - "Investment in associated companies" for further details.
Refer to Note 8 – Other revenue for comparative information on income from operating leases.
Note 21 – Common shares
Share capital as at September 30, 2022 (Successor) and December 31, 2021 (Predecessor) was as follows:

	Issued and fully paid share capital
	Shares	Par value each	$
As at January 1, 2022 and February 22, 2022 (Predecessor)	100,384,435	$0.10	10,038,444
Cancellation of Predecessor equity	(100,384,435)	$0.10	(10,038,444)
Issuance of Successor common stock	49,999,998	$0.01	500,000
As at February 23, 2022, March 31, 2022, June 30, 2022 and September 30, 2022 (Successor)	49,999,998	0.01	500,000
Please refer to Note 3 - ''Chapter 11'' for further details on the changes to share capital.

Seadrill Limited
NOTES TO UNAUDITED CONSOLIDATED FINANCIAL STATEMENTS
Note 22 – Accumulated other comprehensive (loss)/income
Accumulated other comprehensive loss for the three month period ended September 30, 2021 (Predecessor) were as follows:

(In $ millions)	Actuarial gain relating to pension	Share in unrealized loss from associated companies	Change in debt component on Archer bond	Total
As at January 1, 2021 (Predecessor)	(2)	(28)	4	(26)
Other comprehensive income	—	(1)	1	—
March 31, 2021 (Predecessor)	(2)	(29)	5	(26)
Other comprehensive income	—	5	—	5
As at June 30, 2021 (Predecessor)	(2)	(24)	5	(21)
Other comprehensive income	—	1	—	1
As at September 30, 2021 (Predecessor)	(2)	(23)	5	(20)
Accumulated other comprehensive income/(loss) for the periods from January 1, 2022 through February 22, 2022 (Predecessor) and February 23, 2022 through March 31, 2022, June 30, 2022 and September 30, 2022 (Successor) were as follows:

(In $ millions)	Actuarial (loss)/gain relating to pension	Share in unrealized loss from associated companies	Change in debt component on Archer bond	Total
As at January 1, 2022 (Predecessor)	(2)	(19)	6	(15)
Other comprehensive income from continuing operations	1	—	—	1
Other comprehensive loss from discontinued operations	—	(2)	(1)	(3)
Recycling of accumulated other comprehensive loss on sale of Paratus Energy Services	—	21	(5)	16
As at February 22, 2022 (Predecessor)	(1)	—	—	(1)
Reset accumulated other comprehensive loss	1	—	—	1
As at February 23, 2022 (Successor)	—	—	—	—
Other comprehensive income	—	—	—	—
As at March 31, 2022 (Successor)	—	—	—	—
Other comprehensive income	3	—	—	3
As at June 30, 2022 (Successor)	3	—	—	3
Other comprehensive income	—	—	—	—
As at September 30, 2022 (Successor)	3	—	—	3
Note 23 – Risk management and financial instruments
We are exposed to several market risks, including credit risk, foreign currency risk and interest rate risk. Our policy is to reduce our exposure to these risks, where possible, within boundaries deemed appropriate by the Board and Audit & Risk Committee. This may include the use of derivative instruments.
Credit risk
We have financial assets, including cash and cash equivalents, related party receivables, other receivables and certain amounts receivable on derivative instruments. These assets expose us to credit risk arising from possible default by the counterparty. Most of the counterparties are creditworthy financial institutions or large oil and gas companies and, as such, we do not expect any significant loss to result from non-performance by such counterparties. However, we have established an allowance on our trade receivables due from related parties reflecting their current financial position, lower credit rating and overdue balances.
We do not demand collateral in the normal course of business. As of September 30, 2022, the credit exposure of derivative financial instruments is limited to our interest rate cap.
Credit risk is also considered as part of our expected credit loss provision. For details on how we estimate expected credit losses refer to Note 5 - "Current expected credit losses".
Concentration of risk
There is also a concentration of credit risk with respect to cash and cash equivalents to the extent that most of the amounts are carried with Citibank, Danske Bank A/S, DNB, SABB, and BTG Pactual. We consider these risks to be remote, but, from time to time, we may utilize instruments such as money market deposits to manage concentration of risk with respect to cash and cash equivalents. We also have a concentration of risk with respect to customers, including affiliated companies. For details on the customers with greater than 10% of

Seadrill Limited
NOTES TO UNAUDITED CONSOLIDATED FINANCIAL STATEMENTS
contract revenues, refer to Note 6 - "Segment information". For details on amounts due from affiliated companies, refer to Note 24 - "Related party transactions".
Foreign exchange risk
It is customary in the oil and gas industry that a majority of our revenues and expenses are denominated in U.S. dollars, which is the functional currency of most of our subsidiaries and equity method investees. However, a portion of the revenues and expenses of certain of our subsidiaries and equity method investees are denominated in other currencies. We are therefore exposed to foreign exchange gains and losses that may arise on the revaluation or settlement of monetary balances denominated in foreign currencies. Our foreign exchange exposures primarily relate to cash and working capital balances denominated in foreign currencies. We do not expect these exposures to cause a significant amount of fluctuation in net income and do not currently hedge them. The effect of fluctuations in currency exchange rates arising from our international operations has not had a material impact on our overall operating results.
Interest rate risk
Our exposure to interest rate risk relates mainly to our floating rate debt and balances of surplus funds placed with financial institutions. We manage this risk through the use of derivative arrangements. On May 11, 2018, we purchased an interest rate cap for $68 million to mitigate exposure to future increases of LIBOR. Following the termination of 81% of these derivatives in the quarter ended June 30, 2022, the notional amount covered by the cap is $834 million and results in 89% of our debt being hedged. The interest rate cap is not designated as a hedge and therefore we do not apply hedge accounting. The capped rate against the 3-month US LIBOR is 2.877% and covers the period from June 15, 2018 to June 15, 2023. The 3-month LIBOR rate as at September 30, 2022 was 3.755%
The new term loan and second lien debt facilities entered on emergence from Chapter 11 proceedings are referenced to the SOFR, while the Convertible Note is referenced to 3-month US LIBOR and has fallback previous for reference rate benchmark changes.
Note 24 – Related party transactions
Prior to emerging from Chapter 11 proceedings on February 22, 2022, our main related parties included (i) affiliated companies over which we held significant influence, and (ii) companies who were either controlled by or whose operating policies were significantly influenced by Hemen, who was a major shareholder of the Predecessor Company. On emergence, Hemen's equity interest in Seadrill substantially decreased and, as a result, companies who were either controlled by or whose policies were significantly influenced by Hemen are no longer related parties. These include Archer, Frontline, Seatankers, Northern Drilling and Northern Ocean.
Companies over which we hold significant influence include Sonadrill, Gulfdrill, and Paratus Energy Services Limited (formerly Seadrill New Finance Limited or "NSNCo") ("PES"), following the disposal of 65% of our equity interest in PES in January 2022. PES owns 100% of SeaMex and holds a 50% equity interest in Seabras Sapura. Prior to November 2, 2021, SeaMex was an affiliated company of which we held a 50% interest. On November 2, 2021, NSNCo purchased the residual equity in SeaMex, which led to it becoming a wholly owned subsidiary, until the disposal of 65% of our interest in PES in January 2022. Aquadrill (formerly Seadrill Partners) was an affiliated company until it emerged from Chapter 11 proceedings in May 2021. The information presented within the Predecessor period of this note includes all services performed prior to May 2021.
In the following sections we provide an analysis of transactions with related parties and balances outstanding with related parties.

Related party revenue
The below table provides an analysis of related party revenues for periods presented in this report.

	Successor	Predecessor	Successor	Predecessor
(In $ millions)	Three months ended September 30, 2022	Three months ended September 30, 2021	Period from February 23, 2022 through September 30, 2022	Period from January 1, 2022 through February 22, 2022	Nine months ended September 30, 2021
Management fees revenues (a)	58	22	118	12	77
Reimbursable revenue (b)	4	17	9	3	46
Lease revenue (c)	7	7	16	4	19
Total related party operating revenues	69	46	143	19	142
(a) We provide management and administrative services to SeaMex, PES, Sonadrill and, in the Predecessor period, Aquadrill. We provide operational and technical support services to SeaMex, Sonadrill and, in the Predecessor period, Aquadrill and Northern Ocean. We charge our affiliates for support services provided either on a cost-plus mark up or dayrate basis.
(b) We recognized reimbursable revenues from Sonadrill for project work on the Quenguela rig.
(c) Lease revenue earned on the charter of the West Castor, West Telesto and West Tucana to Gulfdrill.

Seadrill Limited
NOTES TO UNAUDITED CONSOLIDATED FINANCIAL STATEMENTS
Related party operating expenses
The below table provides an analysis of related party operating expenses for periods presented in this report.

	Successor	Predecessor	Successor	Predecessor
(In $ millions)	Three months ended September 30, 2022	Three months ended September 30, 2021	Period from February 23, 2022 through September 30, 2022	Period from January 1, 2022 through February 22, 2022	Nine months ended September 30, 2021
West Bollsta lease (d)	—	(10)	—	—	(31)
West Hercules lease (e)	—	(2)	—	(3)	(2)
Other related party operating expenses (f)	—	(1)	—	—	(3)
Total related party operating expenses	—	(13)	—	(3)	(36)
(d) Seadrill entered a charter agreement to lease the West Bollsta rig from Northern Ocean in 2020. During 2021, the charter was amended to cancel the drilling of the 10th well. Following emergence from Chapter 11 proceedings, Northern Ocean is no longer a related party. Refer to Note 20 - "Leases'' for details.
(e) Seadrill incurred operating lease expense related to its lease of the West Hercules following a lease modification in August 2021 which resulted in the lease being reclassified as an operating lease rather than a finance lease. Refer to Note 20 - ''Leases'' for further details. Following emergence from Chapter 11 proceedings, SFL is no longer a related party.
(f) We received services from certain other related parties. These included management and administrative services from Frontline, warehouse rental from Seabras Sapura and other services from Archer and Seatankers. Following emergence from Chapter 11 proceedings, these companies are no longer related parties.
Related party receivable balances
The below table provides an analysis of related party receivable balances for periods presented in this report.

	Successor	Predecessor
(In $ millions)	As at September 30, 2022	As at December 31, 2021
Related party loans and interest (g)	—	9
Trading and other balances (h)	63	20
Allowance for expected credit losses (i)	(1)	(1)
Total related party receivables	62	28
Of which:
Amounts due from related parties - current	62	28
Amounts due from related parties - non-current	—	—
(g) In 2021, the Sponsor Minimum Liquidity Shortfall loan receivable from SeaMex, which earned interest at 6.5% plus 3-month US LIBOR, was fully settled in March 2022.
(h) Trading and other balances are primarily comprised of receivables from Gulfdrill for lease income, as well as from SeaMex, PES and Sonadrill for related party management and crewing fees. Per our contractual terms, these balances are either settled monthly or quarterly in arrears, or in certain cases, in advance.
(i) Allowances recognized for expected credit losses on our related party loan and trade receivables following adoption of accounting standard update 2016-13 - Measurement of Credit Losses on Financial Instruments. Refer to Note 5 - ''Current expected credit losses'' for further information.
The below table provides an analysis of the receivable balance by counterparty:

	Successor	Predecessor
(In $ millions)	As at September 30, 2022	As at December 31, 2021
Sonadrill	53	4
Gulfdrill	7	13
PES / SeaMex (j)	3	12
Gross amount receivable	63	29
Less: CECL allowance	(1)	(1)
Receivable net of CECL allowance	62	28

Seadrill Limited
NOTES TO UNAUDITED CONSOLIDATED FINANCIAL STATEMENTS
(j) Receivables from PES / SeaMex as at December 31, 2021, represent balances between the continuing operations of Seadrill and the discontinued operations held for sale.
Related party payable balances
The below table provides an analysis of related party payable balances as of September 30, 2022 (Successor) and December 31, 2021 (Predecessor) presented in this report.

	Successor	Predecessor
(In $ millions)	As at September 30, 2022	As at December 31, 2021
Liabilities from Seadrill to SFL (k)	—	503
Total related party liabilities	—	503
Of which:
Amounts due to related parties - current	—	—
Liabilities subject to compromise	—	503
(k) On filing for Chapter 11, our prepetition related party payables were reclassified to Liabilities subject to compromise ("LSTC") in our Consolidated Balance Sheets at December 31, 2021 (Predecessor). Upon emergence from Chapter 11 proceedings in February 2022, all LSTC balances were extinguished with a gain on settlement recognized in "Reorganization items, net". For further information refer to Note 4 - ''Fresh Start accounting''. Following emergence from Chapter 11 proceedings, SFL is no longer a related party.
The following table provides a summary of the related party lease liabilities to SFL as at September 30, 2022 (Successor) and December 31, 2021 (Predecessor).

	Successor	Predecessor
(In $ millions)	As at September 30, 2022	As at December 31, 2021
West Taurus lease liability	—	345
West Linus lease liability	—	158
Total lease liabilities to SFL	—	503
Other related party transactions
We have made guarantees over performance to end customers on behalf of Sonadrill. We have not recognized a liability for any of these guarantees as we do not consider it to be probable that the guarantees would be called.
Note 25 – Commitments and contingencies
Legal Proceedings
From time to time we are a party, as plaintiff or defendant, to lawsuits in various jurisdictions for demurrage, damages, off-hire and other claims and commercial disputes arising from the construction or operation of our drilling units, in the ordinary course of business or in connection with our acquisition or disposal activities. We believe that the resolution of such claims will not have a material impact, individually or in the aggregate, on our operations or financial condition. Our best estimate of the outcome of the various disputes has been reflected in our unaudited Consolidated Financial Statements as of September 30, 2022 (Successor).
Oro Negro
The CEO of Perforadora Oro Negro, S. DE R.L. DE C.V ("Oro Negro"), a Mexican drilling rig contractor, filed a complaint personally and in his capacity as foreign representative of Oro Negro on June 6, 2019 in the United States Bankruptcy Court, Southern District of New York, within Oro Negro’s Chapter 15 proceedings ancillary to its Mexican insolvency process. The complaint names Seadrill and its joint venture partner as co-defendants along with other defendants including Oro Negro bondholders. With respect to Seadrill, the complaint asserts claims relating to alleged tortious interference but does not seek to quantify damages. On August 25, 2019, Seadrill submitted a motion to dismiss the complaint on technical legal grounds. Oro Negro responded to this motion on October 25, 2019. The Company has the opportunity to reply to this in further support of the motion, the date of which has not yet been determined. Seadrill intends to vigorously defend against the claims Oro Negro asserts and dispute the allegations set forth in the complaint. The proceedings have been stayed since March, 2020. On August 6, 2021 the United States Bankruptcy Court was notified that the auction of Oro Negro’s assets was approved by the Mexican Concurso court. The stay in the bankruptcy proceeding will continue while a purchase is agreed.
Nigerian Cabotage Act litigation
Seadrill Mobile Units Nigeria Ltd ("SMUNL") commenced proceedings in May 2016 against the Honourable Minister for Transportation, the Attorney General of the Federation and the Nigerian Maritime Administration and Safety Agency ("NMASA") with respect to interpretation of the Coastal and Inland Shipping (Cabotage) Act 2003 (the "Cabotage Act"). SMUNL is an Aquadrill entity which is the litigating party on behalf of both Aquadrill and Seadrill as the litigation relates to the West Capella (an Aquadrill rig) and the West Saturn and West Jupiter (Seadrill rigs). On June 14, 2019, the Federal High Court of Nigeria delivered a judgement finding that: (1) Drilling operations fall within the definition of "Coastal Trade" or "Cabotage" under the Act and (2) Drilling Rigs fall within the definition of "Vessels" under the Cabotage Act. On the basis of this decision, SMUNL and Seadrill were required to deduct 2% of their contract value and remit the same to NMASA and SMUNL was required to register for Cabotage with NMASA and pay all fees and tariffs as may be published in the guidelines that may be issued by the Minister of Transportation in accordance with the Cabotage Act. SMUNL filed an

Seadrill Limited
NOTES TO UNAUDITED CONSOLIDATED FINANCIAL STATEMENTS
urgent notice of appeal to the Court of Appeal in July 2019 together with a request for an injunction restraining the authorities from any enforcement of the Cabotage Act pending appeal. Due to the volume of cases currently being handled by the Court of Appeal sitting in Lagos, we anticipate a decision within three to five years.
Although we intend to strongly pursue this appeal, we cannot predict the outcome of this case. We do not believe that it is probable that the ultimate liability, if any, resulting from this litigation will have a material effect on our financial position and results of operations and cash flows.
Lava Jato
The Brazilian markets have experienced heightened volatility in recent years due to the uncertainties derived from the ongoing investigations being conducted by the Office of the Brazilian Federal Prosecutor, the Brazilian Federal Police, the Brazilian Securities Commission (Comissão de Valores Mobiliários), the Securities and Exchange Commission, the U.S. Department of Justice, the Norwegian National Authority for Investigation and Prosecution of Economic and Environmental Crime (Økokrim) and other Brazilian and foreign public authorities, including the largest such investigation known as Lava Jato, and the impact that such investigations have on the Brazilian economy and political environment. Numerous elected officials, public servants and executives and other personnel of large and state-owned companies have been subject to investigation, arrest, criminal charges and other proceedings in connection with allegations of political corruption, including the acceptance of bribes by means of kickbacks on contracts granted by the government to several infrastructure, oil and gas and construction companies, among others. The profits of these kickbacks allegedly financed the political campaigns of political parties that were unaccounted for or not publicly disclosed and served to personally enrich the recipients of the bribery scheme.
On September 23, 2020, Seadrill's subsidiary Seadrill Serviços de Petroleo, Ltda was served with a search and seizure warrant from the Federal Police in Rio de Janeiro, Brazil as part of the phase of Operation Lava Jato relating to individuals formally associated with Seadrill Serviços. At this time, Seadrill understands that this investigation has been closed.
Individuals who have had commercial arrangements with Seadrill have been identified in the Lava Jato investigations and the investigations by the Brazilian authorities are ongoing. The outcome of certain of these investigations is uncertain, but they have already had an adverse impact on the business, image and reputation of the implicated companies, and on the general market perception of the Brazilian economy. We cannot predict whether such allegations will lead to further political and economic instability or whether new allegations against government officials or executives will arise in the future. We also cannot predict the outcome of any such allegations on the Brazilian economy, and the Lava Jato investigation including its recent phases, could adversely affect our business and operations.
Any other material disputes or litigation
During the course of the preceding 12 months, the Company has not been involved in any other material litigation or legal proceedings.
Guarantees
We have issued performance guarantees for potential liabilities that may result from drilling activities under current or previous managed rig arrangements with Sonadrill and Northern Ocean. As of September 30, 2022, we had not recognized any liabilities for these guarantees as we do not consider it probable that the guarantees will be called. The guarantees provided on behalf of Sonadrill have been capped at $1.1 billion (December 31, 2021 (Predecessor): $400 million), in the aggregate, across the three rigs operating in the joint venture on three active and one future contract. The guarantees provided on behalf of Northern Ocean have been capped at $100 million (December 31, 2021 (Predecessor): $150 million).
Note 26 – Fair value of financial instruments
Fair value of financial instruments measured at amortized cost
The carrying value and estimated fair value of our financial instruments that are measured at amortized cost as at September 30, 2022 (Successor) and December 31, 2021 (Predecessor) are as follows:

	Successor		Predecessor
	As at September 30, 2022		As at December 31, 2021
(In $ millions)	Fair value	Carrying value	Fair value	Carrying value
Assets
Related party loans receivable (Level 2)	—	—	9	9
Liabilities
Liability subject to compromise - Secured credit facilities (Level 3)	—	—	1,966	5,544
Liability subject to compromise - Related Party Loans Payable (Level 3)	—	—	176	503
First Lien Senior Secured (Level 3)	188	184	—	—
Second Lien Senior Secured (Level 3)	748	748	—	—
Unsecured Convertible note - debt component (Level 3) *	42	50	—	—
* The conversion option, together with the issue discount, was recorded in the Predecessor equity which was subsequently cancelled on emergence from Chapter 11 proceedings.

Seadrill Limited
NOTES TO UNAUDITED CONSOLIDATED FINANCIAL STATEMENTS
Financial instruments categorized as level 2
The fair value of related party loan receivable balances were assumed to be equal to their carrying value, after adjusting for expected credit losses. The loans were categorized as level 2 on the fair value hierarchy and were repaid in 2022. Other trading balances with related parties are not shown in the table above and are discussed in Note 24 - ''Related party transactions''.
Financial instruments categorized as level 3
Upon emergence from Chapter 11 proceedings, our secured credit facilities were settled and replaced with the first and second lien senior notes and an unsecured convertible note. The fair values attributed to the first and second lien debt were derived by discounting the future cash flows associated with each facility, using a weighted average cost of capital range of 8.5% to 9.5%.
The fair value attributed to the unsecured convertible bond is bifurcated into two elements: the straight debt component is derived through a discounted cash flow approach, similarly to the one applied for the first and second lien debt, and the conversion option, which is derived through an option pricing model which forecasts equity volatility and compares the potential conversion redemption against historical and implied equity movements in comparable companies in our industry.
The fair values of the secured credit facilities as at December 31, 2021 were determined by reference to the secured credit facilities holder allocation of the Seadrill fair value post emergence. The fair value was derived using a discounted cash flow model of future free cash flows from each rig, using a weighted average cost of capital range of 17.0%.
Upon emergence from Chapter 11 proceedings, our related party loans payable were extinguished and a gain recognized in "Reorganization items, net". The fair value of the related party loans payable as at December 31, 2021, for the West Taurus was derived using the court approved maximum cash settlement amount of $0.25 million. For the West Linus the fair value was derived using a discounted cash flow model of future free cash flows based on the contractual cash flows under the bareboat charter agreement together with the LIBOR linked interest payments, as well as assumed cash outflows under the mandatory repurchase obligation at the end of the lease term. These cash flows were discounted using the weighted average cost of capital of 10%.
Our cash and cash equivalents, restricted cash, accounts receivable, and accounts payable are by their nature short-term. As a result, the carrying values included in our Consolidated Balance Sheets approximate fair value.
Financial instruments measured at fair value on a recurring basis
The carrying value and estimated fair value of our financial instruments that are measured at fair value on a recurring basis at September 30, 2022 (Successor) and December 31, 2021 (Predecessor) are as follows:

	Successor		Predecessor
	As at September 30, 2022		As at December 31, 2021
(In $ millions)	Fair value	Carrying value	Fair value	Carrying value
Assets
Cash and cash equivalents (Level 1)	224	224	293	293
Restricted cash (Level 1)	125	125	223	223
Interest rate cap (Level 2)	8	8	—	—
Level 1 fair value measurements
The carrying value of cash and cash equivalents and restricted cash, which are highly liquid, is a reasonable estimate of fair value and are categorized at level 1 of the fair value hierarchy.
Level 2 fair value measurements
The fair value of the interest rate cap as at September 30, 2022 is calculated using well-established independent valuation techniques and counterparty non-performance credit risk assumptions. The calculation of the credit risk with regard to the interest rate cap is subject to a number of assumptions including an assumed credit default swap rate based on our traded debt, and recovery rate, which assumes the proportion of value recovered, given an event of default. We have categorized these as level 2 of the fair value hierarchy.

Note 27 – Assets and liabilities held for sale/Discontinued operation
Sale of jackup units in the Kingdom of Saudi Arabia
On September 1, 2022, Seadrill entered into the Jackup SPA with subsidiaries of ADES for the sale of the entities that own and operate seven jackup units (the “Jackup Sale”) in the Kingdom of Saudi Arabia (the “KSA Business”). The sale represented a strategic shift in Seadrill's operations which will have a major effect on its operations and financial results going forward and therefore we have reclassified the KSA Business as a discontinued operation and its results have been reported separately from Seadrill’s continuing operations for both the current and comparative periods. In addition, the assets and liabilities of the KSA Business were reclassified as held for sale as of September 1, 2022. We ceased all depreciation and amortization of held for sale non-current assets at the point they qualified as held for sale.

Seadrill Limited
NOTES TO UNAUDITED CONSOLIDATED FINANCIAL STATEMENTS
On October 18, 2022, the Jackup Sale closed and the rigs AOD I, AOD II, AOD III, West Callisto, West Ariel, West Cressida, and West Leda are now owned by ADES. ADES employs the crews operating the rigs and holds the drilling contract related to the rigs. The consideration for the Jackup Sale was $670 million, comprising initial consideration of $628 million and reimbursements to Seadrill of $50 million for estimated working capital and project costs spent, at the time of closing, in relation to the reactivation of the three stacked jackups: the West Ariel, West Cressida and West Leda, less $8 million held in escrow until completion of these rig reactivation projects. The consideration is subject to any further adjustment for working capital, project costs, and other items. As the Jackup Sale had not closed as of September 30, 2022, we will report the sale in our fourth quarter financial statements as of the closing date. We have not yet determined the accounting gain that will be recognized.
Disposal of 65% interest in Seadrill New Finance Limited
As set out in Note 3 - "Chapter 11", the Company concluded a comprehensive restructuring of its balance sheet on February 22, 2022. As part of this wider restructuring process, the Company sold 65% of its equity interest in Seadrill New Finance Limited (formerly "NSNCo", now Paratus Energy Services Limited "PES") on January 20, 2022. Prior to year end, on November 2, 2021, NSNCo completed the acquisition of the residual 50% equity interest in SeaMex Ltd, a company that it had previously held as a joint venture with Fintech. The agreed sale of 65% of NSNCo meant that the assets and liabilities were to be classified as held for sale as at December 31, 2021 and any financial information generated would be reported as "discontinued operations".
On September 30, 2022, Seadrill entered into share purchase agreements with certain other existing shareholders of PES to dispose of the remaining 35% shareholding. The deal is subject to closing conditions, including relevant antitrust approvals, and is expected to complete in the fourth quarter of 2022 or early 2023.

The table below shows the assets and liabilities classified as held for sale as at September 30, 2022, and December 31, 2021:

	Successor		Predecessor
	As at September 30, 2022		As at December 31, 2021
(In $ millions)	Jackup Sale	Total	NSNCo	Jackup Sale	Total
Assets held for sale
Current	392	392	1,103	42	1,145
Non-current	—	—	—	347	347
Total assets held for sale	392	392	1,103	389	1,492

Liabilities associated with assets held for sale
Current	37	37	948	35	983
Liabilities subject to compromise	—	—	—	118	118
Non-current	—	—	—	2	2
Total liabilities associated with assets held for sale	37	37	948	155	1,103
The table below shows the income/(loss) from discontinued operations:

	Successor	Predecessor	Successor	Predecessor
(In $ millions)	Three months ended September 30, 2022	Three months ended September 30, 2021	Period from February 23, 2022 through September 30, 2022	Period from January 1, 2022 through February 22, 2022	Nine months ended September 30, 2021
NSNCo	—	(28)	—	(4)	(59)
Jackup Sale	2	(3)	2	(29)	(17)
Total profit/(loss) from discontinued operations	2	(31)	2	(33)	(76)

Seadrill Limited
NOTES TO UNAUDITED CONSOLIDATED FINANCIAL STATEMENTS
Further details over held for sale assets connected to the Jackup Sale
The table below shows the carrying amounts of major classes of assets and liabilities classified as held for sale as of September 30, 2022 and December 31, 2021:

	Successor	Predecessor
(In $ millions)	As at September 30, 2022	As at December 31, 2021
Carrying amounts of major classes of assets included as part of discontinued operations
Cash and cash equivalents	8	19
Accounts receivable	21	12
Intangible drilling contracts	7	—
Drilling units	339	346
Other assets	17	12
Total assets of discontinued operations classified as held for sale	392	389

Carrying amounts of major classes of liabilities included as part of discontinued operations
Trade accounts payable	6	6
Other liabilities	31	31
Total liabilities of discontinued operations classified as held for sale	37	37

Carrying amounts of liabilities subject to compromise included as part of discontinued operations
Liabilities subject to compromise	—	118

Major classes of line items constituting profit/(loss) of discontinued operations:

	Successor	Predecessor	Successor	Predecessor
(In $ millions, except per share data)	Three months ended September 30, 2022	Three months ended September 30, 2021	Period from February 23, 2022 through September 30, 2022	Period from January 1, 2022 through February 22, 2022	Nine months ended September 30, 2021
Operating revenues
Contract revenues	35	29	79	18	71
Total operating revenues	35	29	79	18	71
Operating expenses
Vessel and rig operating expenses	(18)	(17)	(42)	(10)	(46)
Selling, general and administrative expenses	(3)	(2)	(7)	(1)	(7)
Depreciation and amortization	(4)	(7)	(14)	(4)	(21)
Amortization of intangibles	(2)	—	(7)	—	—
Costs associated with disposal	(5)	—	(5)	—	—
Total operating expenses	(32)	(26)	(75)	(15)	(74)
Operating profit	3	3	4	3	(3)
Financial and other non-operating items
Interest expense	—	—	—	—	(1)
Reorganization items	—	(5)	—	(32)	(9)
Other financial items	(1)	—	(1)	—	—
Net profit/(loss) before tax from discontinued operations	2	(2)	3	(29)	(13)
Income tax expense	—	(1)	(1)	—	(4)
Net profit/(loss) after tax from discontinued operations	2	(3)	2	(29)	(17)
Basic Earning/(loss) per share from discontinued operations	0.04	(0.03)	0.04	(0.29)	(0.17)
Diluted Earning/(loss) per share from discontinued operations	0.04	(0.03)	0.04	(0.29)	(0.17)

Seadrill Limited
NOTES TO UNAUDITED CONSOLIDATED FINANCIAL STATEMENTS
Note 28 – Subsequent events
Completion of the sale of Seadrill's Saudi Arabian Jackup business
On September 1, 2022, Seadrill entered into a share purchase agreement (the “Jackup SPA”) with subsidiaries of ADES Arabia Holding Ltd. (together, “ADES”) for the sale of entities that own and operate seven jackup units (AOD I, AOD II, AOD III, West Callisto, West Ariel, West Cressida and West Leda) (the “Jackup Sale”) in the Kingdom of Saudi Arabia (the “KSA Business”). As of October 18, 2022, the sale was closed in accordance with the Jackup SPA that was signed in September. The consideration for the Jackup Sale was $670 million, comprising initial consideration of $628 million and reimbursements to Seadrill of $50 million for estimated working capital and project costs spent, at the time of closing, in relation to the reactivation of the three stacked jackups: the West Ariel, West Cressida and West Leda, less $8 million held in escrow until completion of these rig reactivation projects. The consideration is subject to any further adjustment for working capital, project costs, and other items. We have entered into a Transitional Services Agreement (TSA) with ADES whereby Seadrill will continue to provide operational and project support for the operating and reactivating rigs for a period of up to ninety days.
Debt facility payments
On October 18, 2022, in connection with the Jackup Sale, Seadrill made a mandatory payment of $204 million under its secured second lien debt facility. The payment was comprised of $192 million in debt principal, $10 million in exit fee, and $2 million in accrued interest. Furthermore, on November 14, 2022, Seadrill made a voluntary payment of $269 million under its second lien debt facility. This payment was comprised of $250 million in debt principal, $13 million in exit fee, and $6 million in accrued interest. As such, in total, post period Seadrill made payments under its second lien debt facility of $473 million, including $442 million in debt principal.

SIGNATURES

Pursuant to the requirements of the Securities Exchange Act of 1934, the registrant has duly caused this report to be signed on its behalf by the undersigned, thereunto duly authorized.

SEADRILL LIMITED
Date: November 30, 2022
	By:	/s/ Grant Creed Name: Grant Creed Title: Principal Financial Officer of Seadrill Limited